RECEIVED

2008 MAR 11 A 11:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

[redacted]

04 March 2008

08001189

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 29th February 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

John G Gemmell
Group Company Secretary

Enc

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Holding(s) in Company	12 February 2008	12 February 2008	LR9.6.7
2. Regulatory Announcement – Holding(s) in Company Retraction	13 February 2008	13 February 2008	LR9.6.7
3. Regulatory Announcement – Further re Rights Issue	14 February 2008	14 February 2008	DR3.1.2
4. Regulatory Announcement – Holding(s) in Company	19 February 2008	19 February 2008	LR9.6.7
5. Regulatory Announcement – Successful Placing of Rights Issue Rump	21 February 2008	21 February 2008	LR9.5.5
6. Regulatory Announcement – Results of Rights Issue	21 February 2008	21 February 2008	LR9.5.5
7. Regulatory Announcement – Total Voting Rights	21 February 2008	21 February 2008	DTR 5.6.1
8. Regulatory Announcement – Holding(s) in Company	21 February 2008	21 February 2008	LR9.6.7
9. Regulatory Announcement – Director/PDMR Shareholding	22 February 2008	25 February 2008	DR3.1.2

Document	Date Distributed	Required Distribution Date	Source of Requirement
10. Regulatory Announcement - Holding(s) in Company	25 February 2008	25 February 2008	LR9.6.7
11. Regulatory Announcement – Holding(s) in Company	25 February 2008	25 February 2008	LR9.6.7
12. Regulatory Announcement - Holding(s) in Company	26 February 2008	26 February 2008	LR9.6.7
13. Regulatory Announcement – Holding(s) in Company	26 February 2008	27 February 2008	LR9.6.7
14. Regulatory Announcement – Holding(s) in Company	26 February 2008	27 February 2008	LR9.6.7
15. Regulatory Announcement – Corporate Facility Repayment	27 February 2008	27 February 2008	DTR2.2.1
16. Regulatory Announcement – Result of AGM	27 February 2008	27 February 2008	LR9.6.18
17. Regulatory Announcement – Holding(s) in Company	28 February 2008	28 February 2008	LR9.6.7

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
18.	Form 363a Annual Return	04 February 2008	16 February 2008	CA S.363
19.	Special Resolutions of the Paragon Group of Companies PLC (passed on 27 February 2008)	28 February 2008	13 March 2008	CA S.380
20.	New Articles of Association of The Paragon Group of Companies PLC	28 February 2008	13 March 2008	CA S.380

Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:04 12-Feb-08
Number	8454N

RNS Number:8454N
Paragon Group Of Companies PLC
12 February 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
THE PARAGON GROUP OF COMPANIES PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
YES
....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
....

An event changing the breakdown of voting rights:
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
SCHRODERS PLC
....

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
08.02.08
....

6. Date on which issuer notified:
11.02.08
....

7. Threshold(s) that is/are crossed or reached:
10%
....

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORDINARY £0.10 GB0006140361	6,739,151	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY £1.00 GB00B2NGPM57	N/A	N/A	1,188,549	N/A	10.353%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,188,549	10.353%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SCHRODER INVESTMENT MANAGEMENT LIMITED	1,118,103	9.74%
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LIMITED	70,446	0.61%

....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
THE SHARES REFERRED TO IN SECTION 9 ARE HELD IN PORTFOLIOS MANAGED BY THOSE FIRMS ON A DISCRETIONARY BASIS FOR CLIENTS UNDER INVESTMENT AGREEMENTS.
....

14. Contact name:
JOHN G. GEMMELL
....

15. Contact telephone number:
0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Co - Retraction
Released	16:52 13-Feb-08
Number	9530N

RNS Number:9530N
Paragon Group Of Companies PLC
13 February 2008

Holding(s) in Company Announcement Retraction

The announcement entitled Holding(s) in Company released on 12 February at 15.04 under RNS Number 8454N has been retracted at the request of Schroders PLC, who have advised that their holding remains below 10%.

Enquiries: John G Gemmell

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Further re Rights Issue
Released	13:19 14-Feb-08
Number	0221O

RNS Number:0221O
Paragon Group Of Companies PLC
14 February 2008

The Paragon Group of Companies PLC

14 February 2008

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT SUBSCRIBE FOR OR PURCHASE ANY SHARES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION CONTAINED IN THE PROSPECTUS PUBLISHED BY THE PARAGON GROUP OF COMPANIES PLC ON 11 JANUARY 2008 IN CONNECTION WITH THE PROPOSED RIGHTS ISSUE. COPIES OF THE PROSPECTUS ARE AVAILABLE FROM THE COMPANY'S REGISTERED OFFICE

The Paragon Group of Companies plc ("Paragon" or the "Company")

Rights Issue - Directors to subscribe in full

The Board of Paragon announces that the Directors of the Company have subscribed for the rights attributable to 100% of their shareholdings in the Company under the Rights Issue. The total cost of subscription for the rights to the Directors will be £1.8 million.

Bob Dench, Chairman, commented: "The full take up by the Directors of their rights is a strong vote of confidence in Paragon and reflects their conviction as to the value inherent in the Company."

For a full description of the Company, current trading and prospects and risk factors, investors are advised to consult the Company's prospectus dated 11 January, 2008 (the "Prospectus") and the interim management statement dated 18 January, 2008. Investors are reminded of the following key facts concerning Paragon:

- Paragon's buy to let ("BTL") lending strategy is focused primarily on professional and other experienced landlords

- As at 30 September, 2007 Paragon had a high quality portfolio of loan assets totalling £11.0 billion, including approximately £10.0 billion of first mortgage BTL loans

- The average indexed loan to value across Paragon's BTL portfolio was 66.6% as at 30 September, 2007 with an arrears rate of 0.18% of accounts at that date

- Taking into account the Rights Issue proceeds, all of the Paragon's loan assets are fully funded to maturity. Furthermore, neither Paragon nor any of its subsidiaries (the "Group") has any exposure to any structured investment vehicles, collateralised debt obligations or any other similar securities or financing structures

- Receipt of the Rights Issue proceeds will allow for the repayment in full of the Group's £280 million Corporate Facility on its due date of 27 February, 2008

- Adjusting for receipt of the net proceeds of the Rights Issue, the pro forma net assets of the Group as at 30 September, 2007 would be £588.7 million, which represents 197p per Ordinary Share expected to be in issue immediately following the completion of the Rights Issue (see note 1 below)

- In order for the Company to be able to continue to write significant levels of new business going forward, the Board continues to pursue actively all prudent funding options open to it, although there can be no certainty as to the future availability or cost of such funding

- The Board also continues to explore possible strategic options for the enhancement of shareholder value

Shareholders are reminded that the last date for acceptance and payment in full and registration of renounced provisional allotment letters is 11.00 am on Wednesday 20 February, 2008. All enquiries in connection with the action that shareholders should take in connection with the Rights Issue should be addressed to Computershare Investor Services on 0870 707 1244 (or +44 0870 707 1244 if calling from outside the UK).

For all other enquiries, please contact:

The Paragon Group of Companies PLC

Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: +44 121 712 2024

UBS

Adrian Haxby
Christopher Smith
Neil Patel
Tel: +44 20 7567 8000

Fishburn Hedges

Morgan Bone
Tel: +44 20 7839 4321
Mobile: +44 7767 622 967

Note

1. The pro forma net asset value per Ordinary Share of 197p has been calculated by dividing the pro forma net assets of the Group as at 30 September 2007 of £588.7 million (see page 71 of the Prospectus), by the number of Ordinary Shares expected to be in issue immediately following the completion of the Rights Issue of 298,491,029 (see page 17 of the Prospectus). No account has been taken of the trading results of Paragon for the period commencing 1 October 2007 in this calculation.

General

UBS Investment Bank, which is authorised and regulated in the UK by the FSA, is acting as financial advisor, sponsor, corporate broker and underwriter to the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to the Rights Issue or for any other matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on UBS Investment Bank by FSMA or the regulatory regime established thereunder, UBS Investment Bank accepts no responsibility whatsoever for the contents of this announcement or for any other statement made or purported to be made by it, or on its behalf, in connection with the Rights Issue. UBS Investment Bank accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of such announcement or any such statement.

The distribution of this announcement into a jurisdiction other than the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, New Ordinary Shares, Provisional Allotment Letters, Nil Paid Rights, Fully Paid Rights and/or to take up any entitlements to Nil Paid Rights in any jurisdiction in which such an offer or solicitation is unlawful.

The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the US and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the US absent of registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the SEC, any state securities commission in the US or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights, the Fully Paid Rights or the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offence in the US. Offers of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights are being made outside the US in offshore transactions within the meaning of and in accordance with Regulation S under the Securities Act.

In addition, none of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights or the Fully Paid Rights will qualify for distribution under any of the relevant securities laws of any of the Excluded Territories.

Accordingly, the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within any of the Excluded Territories.

This announcement contains forward-looking statements, which are based on the Board's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These forward-looking statements are subject to the risk factors described in the section of the Prospectus entitled "Risk Factors". It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables which could cause actual results or trends to differ materially. Each forward- looking statement speaks only as of the date of the particular statement. Except as required by the Listing Rules, the Disclosure and Transparency Rules, the Prospectus Rules, the London Stock Exchange or otherwise by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

No statement in this announcement is intended as a profit forecast.

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:46 19-Feb-08
Number	3350O

RNS Number:3350O
Paragon Group Of Companies PLC
19 February 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
THE PARAGON GROUP OF COMPANIES PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
YES
....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
....

An event changing the breakdown of voting rights:
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
BARCLAYS PLC
....

4. Full name of shareholder(s) (if different from 3.) (iv):
BARCLAYS BANK PLC
BARCLAYS GLOBAL INVESTORS LTD
BARCLAYS LIFE ASSURANCE CO LTD
BARCLAYS STOCKBROKERS LTD
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
15 FEBRUARY 2008
....

6. Date on which issuer notified:
18 FEBRUARY 2008
....

7. Threshold(s) that is/are crossed or reached:
3% TO 5%
....

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B2NGPM57	378,631	378,631

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB00B2NGPM57	592,118	0	592,118	0.00	5.16

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
592,118	5.16

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
BARCLAYS BANK PLC
BARCLAYS GLOBAL INVESTORS LTD
BARCLAYS LIFE ASSURANCE CO LTD
BARCLAYS STOCKBROKERS LTD
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
JOHN G. GEMMELL
....

15. Contact telephone number:
0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Successful Placing of RI Rump
Released	08:31 21-Feb-08
Number	4534O

RNS Number:4534O
Paragon Group Of Companies PLC
21 February 2008

The Paragon Group of Companies PLC
21 February 2008

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

THE PARAGON GROUP OF COMPANIES PLC ("Paragon" or "the Company")

SUCCESSFUL PLACING OF RIGHTS ISSUE RUMP

Following the announcement earlier today regarding valid acceptances under the Rights Issue, Paragon now announces that UBS has procured subscribers for the remaining 28,934,843 New Ordinary Shares for which valid acceptances were not received, at a price of 102 pence per New Ordinary Share.

Any premium over the aggregate of the Rights Issue Price of £1.00 per New Ordinary Share and the expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of VAT which is not recoverable) will be paid to Shareholders that have not taken up their entitlements pro rata to their lapsed provisional allotments, provided that individual amounts of less than £5.00 will not be paid to such persons but will be retained for the ultimate benefit of Paragon.

Accordingly, neither the underwriter nor the sub-underwriters will be required to subscribe for any New Ordinary Shares under the terms of the underwriting and sub-underwriting arrangements.

Terms used in the prospectus of the Company dated 11 January 2008 shall have the same meaning when used in this announcement, unless the context requires otherwise.

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: +44 121 712 2024

UBS
Adrian Haxby
Christopher Smith
Neil Patel
Tel: +44 20 7567 8000

Fishburn Hedges
Morgan Bone
Andy Berry
Tel: +44 20 7839 4321

General

UBS Investment Bank, which is authorised and regulated in the UK by the FSA, is acting as financial advisor, sponsor, corporate broker and underwriter to the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to the Rights Issue or for any other matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on UBS Investment Bank by FSMA or the regulatory regime established thereunder, UBS Investment Bank accepts no responsibility whatsoever for the contents of this announcement or for any other statement made or purported to be made by it, or on its behalf, in connection with the Rights Issue. UBS Investment Bank accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of such announcement or any such statement.

The distribution of this announcement into a jurisdiction other than the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, New Ordinary Shares, Provisional Allotment Letters, Nil Paid Rights, Fully Paid Rights and/or to take up any entitlements to Nil Paid Rights in any jurisdiction in which such an offer or solicitation is unlawful.

The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the US and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the US absent of registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the SEC, any state securities commission in the US or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights, the Fully Paid Rights or the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offence in the US. Offers of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights are being made outside the US in offshore transactions within the meaning of and in accordance with Regulation S under the Securities Act.

In addition, none of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights or the Fully Paid Rights will qualify for distribution under any of the relevant securities laws of any of the Excluded Territories. Accordingly, the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within any of the Excluded Territories.

END.

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Results of Rights Issue
Released	07:00 21-Feb-08
Number	4358O

RNS Number:4358O
Paragon Group Of Companies PLC
21 February 2008

The Paragon Group of Companies PLC
21 February 2008

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

THE PARAGON GROUP OF COMPANIES PLC ("Paragon" or "the Company")

RESULTS OF RIGHTS ISSUE

Paragon today announces that it has received valid acceptances in respect of 258,075,437 New Ordinary Shares, representing approximately 90 per cent. of the total number of New Ordinary Shares offered to Shareholders pursuant to the 25 for 1 Rights Issue (taking into account the Share Consolidation) announced on 11 January 2008 which closed at 11.00 a.m. on 20 February 2008. A total of 287,010,280 New Ordinary Shares were offered to Shareholders in the Rights Issue.

In accordance with the arrangements set out in Part II of the prospectus dated 11 January 2008, UBS will be seeking to procure subscribers for the remaining 28,934,843 New Ordinary Shares for which valid acceptances were not received. Any premium over the aggregate of the Rights Issue Price of £1.00 per New Ordinary Share and the expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of VAT which is not recoverable) will be paid to Shareholders that have not taken up their entitlements pro rata to their lapsed provisional allotments, provided that individual amounts of less than £5.00 will not be paid to such persons but will be retained for the ultimate benefit of Paragon.

Terms used in the prospectus of the Company dated 11 January 2008 shall have the same meaning when used in this announcement, unless the context requires otherwise.

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: +44 121 712 2024

UBS
Adrian Haxby
Christopher Smith
Neil Patel
Tel: +44 20 7567 8000

Fishburn Hedges
Morgan Bone

Andy Berry
Tel: +44 20 7839 4321

General

UBS Investment Bank, which is authorised and regulated in the UK by the FSA, is acting as financial advisor, sponsor, corporate broker and underwriter to the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to the Rights Issue or for any other matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on UBS Investment Bank by FSMA or the regulatory regime established thereunder, UBS Investment Bank accepts no responsibility whatsoever for the contents of this announcement or for any other statement made or purported to be made by it, or on its behalf, in connection with the Rights Issue. UBS Investment Bank accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of such announcement or any such statement.

The distribution of this announcement into a jurisdiction other than the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, New Ordinary Shares, Provisional Allotment Letters, Nil Paid Rights, Fully Paid Rights and/or to take up any entitlements to Nil Paid Rights in any jurisdiction in which such an offer or solicitation is unlawful.

The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the US and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the US absent of registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the SEC, any state securities commission in the US or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights, the Fully Paid Rights or the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offence in the US. Offers of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights are being made outside the US in offshore transactions within the meaning of and in accordance with Regulation S under the Securities Act.

In addition, none of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights or the Fully Paid Rights will qualify for distribution under any of the relevant securities laws of any of the Excluded Territories. Accordingly, the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within any of the Excluded Territories.

END.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	14:23 21-Feb-08
Number	4936O

RNS Number:4936O
Paragon Group Of Companies PLC
21 February 2008

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 21 February 2008, The Paragon Group of Companies PLC's capital consists of 299,159,605 ordinary shares of £1 each with voting rights. The Paragon Group of Companies PLC holds 668,900 ordinary shares of £1 each in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 298,490,705.

The above figure (298,490,705) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:07 21-Feb-08
Number	5154O

RNS Number:5154O
Paragon Group Of Companies PLC
21 February 2008

HOLDING IN COMPANY

In accordance with the FSA's Disclosure and Transparency Rule 5.5.1R, The Paragon Group of Companies PLC advises that, as at 21 February 2008, it holds 668,900 of its ordinary shares of £1 each in treasury which constitutes 0.224% of the total voting rights (298,490,705) in the company.

There are no voting rights attached to the shares held in treasury.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:32 22-Feb-08
Number	6134O

RNS Number:6134O
Paragon Group Of Companies PLC
22 February 2008

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC
....

2. Name of director
Robert Dench
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director Personally
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Barclays Stockbrokers
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director Personally
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Take-up of rights issue shares
....

7. Number of shares / amount of stock acquired
112,500
....

8. Percentage of issued class
0.038%
....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Ordinary Shares of £1 each

....

12. Price per share
£1.00

....

13. Date of transaction
21 February 2008

....

14. Date company informed
21 February 2008

....

15. Total holding following this notification
117,000

....

16. Total percentage holding of issued class following this notification
0.039%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell

....

Date of Notification
22 February 2008

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC

....

2. Name of director
Nigèl Terrington

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director Personally

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Nigel Terrington and Natwest Stockbrokers

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director Personally

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Take-up of rights issue shares

....

7. Number of shares / amount of stock acquired
575,532

....

8. Percentage of issued class
0.193%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Ordinary Shares of £1 each

....

12. Price per share
£1.00

....

13. Date of transaction
21 February 2008

....

14. Date company informed
21 February 2008

....

15. Total holding following this notification
598,553

....

16. Total percentage holding of issued class following this notification
0.201%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell
....

Date of Notification
22 February 2008
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC
....

2. Name of director
Nicholas Keen
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Holdings by director and by spouse
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Nicholas Keen; Alison Louise Keen
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director and spouse (as above)
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Take-up of rights issue shares
....

7. Number of shares / amount of stock acquired
318,882
....

8. Percentage of issued class
0.107%
....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Ordinary Shares of £1 each

....

12. Price per share
£1.00

....

13. Date of transaction
21 February 2008

....

14. Date company informed
21 February 2008

....

15. Total holding following this notification
331,637

....

16. Total percentage holding of issued class following this notification
0.111%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell

....

Date of Notification
22 February 2008

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC

....

2. Name of director
Pawan Pandya

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director Personally

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Pawan Pandya

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director Personally

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Take-up of rights issue shares

....

7. Number of shares / amount of stock acquired
470,210

....

8. Percentage of issued class
0.158%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Ordinary Shares of £1 each

....

12. Price per share
£1.00

....

13. Date of transaction
21 February 2008

....

14. Date company informed
21 February 2008

....

15. Total holding following this notification
489,018

....

16. Total percentage holding of issued class following this notification
0.164%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

John G. Gemmell 0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell

....

Date of Notification
22 February 2008

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC

....

2. Name of director
John Heron

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director Personally

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
John Heron; T D Waterhouse

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director Personally

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Take-up of rights issue shares

....

7. Number of shares / amount of stock acquired
201,015

....

8. Percentage of issued class
0.067%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Ordinary Shares of £1 each

....

12. Price per share
£1.00

....

13. Date of transaction
21 February 2008

....

14. Date company informed
21 February 2008

....

15. Total holding following this notification
209,055

....

16. Total percentage holding of issued class following this notification
0.070%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell
....

Date of Notification
22 February 2008
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC
....

2. Name of director
Christopher Newell
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director Personally
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Christopher Newell
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director Personally
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Take-up of rights issue shares
....

7. Number of shares / amount of stock acquired
75,000
....

8. Percentage of issued class
0.025%
....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Ordinary Shares of £1 each

....

12. Price per share
£1.00

....

13. Date of transaction
21 February 2008

....

14. Date company informed
21 February 2008

....

15. Total holding following this notification
78,000

....

16. Total percentage holding of issued class following this notification
0.026%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell
....

Date of Notification
22 February 2008
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC
....

2. Name of director
David Beever
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director Personally
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Barclays Stockbrokers
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director Personally
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Take-up of rights issue shares
....

7. Number of shares / amount of stock acquired
25,000
....

8. Percentage of issued class
0.008%
....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Ordinary Shares of £1 each
....

12. Price per share
£1.00
....

13. Date of transaction
21 February 2008
....

14. Date company informed
21 February 2008
....

15. Total holding following this notification
26,000
....

16. Total percentage holding of issued class following this notification
0.009%
....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell

....

Date of Notification
22 February 2008

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:55 25-Feb-08
Number	7065O

RNS Number:7065O
Paragon Group Of Companies PLC
25 February 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
....

An event changing the breakdown of voting rights:
....

Other (please specify) :

Yes
....

3. Full name of person(s) subject to the notification obligation (iii):

OppenheimerFunds Inc (OFI)
....

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
21 February 2008
....

6. Date on which issuer notified:
22 February 2008
....

7. Threshold(s) that is/are crossed or reached:
6% (fell below an integer above 3%)
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Number of voting Rights (viii)
GB0006140361		
OFI	9,234,630	8.0438%
Baring	53,826	0.0469%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00NB2NGPM57					
OFI	16,766,611		16,766,611		5.62%
Baring	0		0		0%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
16,766,611	5.62%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

OppenheimerFunds, Inc. owns, as of 21/02/08, 16,766,611 shares equal to 5.62% shares outstanding (298,490,705).
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:

John G. Gemmell
....

15. Contact telephone number:

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:19 25-Feb-08
Number	7096O

RNS Number:7096O
Paragon Group Of Companies PLC
25 February 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
THE PARAGON GROUP OF COMPANIES PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
YES
....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
....

An event changing the breakdown of voting rights:
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
LEGAL & GENERAL GROUP PLC (GROUP)
LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (LGIM)
....

4. Full name of shareholder(s) (if different from 3.) (iv):
LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)
LEGAL & GENERAL GROUP PLC (L&G)
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
21 FEBRUARY 2008
....

6. Date on which issuer notified:
22 FEBRUARY 2008
....

7. Threshold(s) that is/are crossed or reached:
ABOVE 5% (GROUP)
ABOVE 5% (LGIM)
....

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORDINARY GBP 1 GB00B2NGPM57	BELOW 5%	BELOW 5%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY GBP 1 GB00B2NGPM57	17,753,713	14,186,490	3,567,223	4.75	1.19

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,753,713	5.94

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)
(17,753,713 - 5.94% = TOTAL POSITION)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED
(LGIMH) (DIRECT AND INDIRECT) (17,753,713 - 5.94% = TOTAL POSITION)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT) (LGIM)
(17,753,713 - 5.94% = TOTAL POSITION)

LEGAL & GENERAL GROUP PLC (DIRECT) (L&G)
(14,186,490 - 4.75% = LGAS, LGPL & PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT) (LGIMHD)
(12,290,275 - 4.11% = PMC)

LEGAL & GENERAL INSURANCE HOLDINGS LIMITED (DIRECT) (LGIH)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)
(12,290,275 - 4.11% = PMC)

LEGAL & GENERAL ASSURANCE SOCIETY LIMITED
(LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMITED (DIRECT) (LGPL)

....

Proxy Voting:

10. Name of the proxy holder:
N/A
....

11. Number of voting rights proxy holder will cease to hold:
N/A
....

12. Date on which proxy holder will cease to hold voting rights:
N/A
....

13. Additional information:
NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 298,490,705.
....

14. Contact name:
JOHN G. GEMMELL
....

15. Contact telephone number:
0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:38 26-Feb-08
Number	8113O

RNS Number:8113O
Paragon Group Of Companies PLC
26 February 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
....

An event changing the breakdown of voting rights:
....

Other (please specify) :
Placing
....

3. Full name of person(s) subject to the notification obligation (iii):
AXA SA, 25 Avenue Matignon, 75008 Paris and its group of companies
....

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
20 February 2008
....

6. Date on which issuer notified:
25 February 2008
....

7. Threshold(s) that is/are crossed or reached:
5%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B2NGPM57	659,659	659,659

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00NB2ngpm57	670,920	670,920	8,675,385	0.22	2.91

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,346,305	3.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Name of the Company/Fund	Number of Shares	% of issued share capital
Framlington Onshore Private Clients Indirect	325	0.00011
AXA UK Investment Co ICVC UK Smaller Companies Fund Indirect	492,258	0.16492
Sun Life Pensions Management Ltd Direct	870	0.00029
Sun Life Pensions Management Ltd Direct	1,000	0.00034
Sun Life Unit Assurance Ltd FTSE All Share Tracker Direct	52,852	0.01771
Sun Life Pensions Management FTSE All Share Tracker Direct	268,899	0.09009
AXA Framlington Xerox Final Salary Pension Scheme Indirect	460,000	0.15411
AXA Framlington Islington Group Pension Scheme Indirect	316,852	0.10615
AXA Framlington	775,000	0.25964

SEI UK Equity
Indirect

AXA Framlington Throgmorton Trust Indirect	3,925,000	1.31495
AXA Framlington UK Growth Indirect	800,000	0.26802
AXA Framlington UK Smaller Companies Indirect	1,440,000	0.48243
AXA Framlington BAE Systems Pensions Fund CIF Trustees Indirect	327,800	0.10982
AXA Framlington BAE Systems 2000 Pensions Fund Indirect	138,150	0.04628
AXA Sun Life With Profits Passive Direct	214,127	0.07174
AXA Sun Life With Profits Passive Direct	133,172	0.04462
Total Direct	670,920	0.22477
Total Indirect	8,675,385	2.90642
TOTAL	9,346,305	3.13119

....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:15 26-Feb-08
Number	7999O

RNS Number:7999O
Paragon Group Of Companies PLC
26 February 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
Yes
....

Other (please specify) :
No
....

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Ltd
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
21 February 2008
....

6. Date on which issuer notified:
26 February 2008
....
7. Threshold(s) that is/are crossed or reached:
9%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B2NGPM57	10,384,648	10,384,648

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B2NGPM57	26,848,836	14,775,521	12,073,315	4.950%	4.045%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
26,848,836	8.995%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Ltd

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
....

14. Contact name:
John G Gemmell
....

15. Contact telephone number:
0121 712 2075
....

END

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:37 26-Feb-08
Number	8021O

RNS Number:8021O
Paragon Group Of Companies PLC
26 February 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
No
....

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Ltd
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
25 February 2008
....

6. Date on which issuer notified:
26 February 2008
....
7. Threshold(s) that is/are crossed or reached:
9%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B2NGPM57	26,848,836	26,848,836

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B2NGPM57	26,950,222	14,775,521	12,174,701	4.950%	4.079%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
26,950,222	9.029%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Ltd

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
....

14. Contact name:
John G Gemmell
....

15. Contact telephone number:
0121 712 2075
....

END

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Corporate Facility Repayment
Released	14:13 27-Feb-08
Number	8729O

RNS Number:8729O
Paragon Group Of Companies PLC
27 February 2008

REPAYMENT OF CORPORATE FACILITY

The Paragon Group of Companies PLC announces that, following successful completion of the recent £287 million rights issue, the Group's £280 million Corporate Facility has been repaid in full, in accordance with its terms.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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RECEIVED

2008 MAR 11 A 11:32

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Result of AGM
Released	13:04 27-Feb-08
Number	8658O

RNS Number:8658O
Paragon Group Of Companies PLC
27 February 2008

RESULT OF AGM

The Paragon Group of Companies PLC announces that at the Annual General Meeting held today, all the resolutions which were put to the meeting were passed unanimously on a show of hands without amendment.

Two copies of the resolutions passed at the meeting concerning special business have been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	12:24 28-Feb-08
Number	96640

RNS Number:96640
Paragon Group Of Companies PLC
28 February 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

No

An event changing the breakdown of voting rights:

Yes

Other (please specify) :

3. Full name of person(s) subject to the notification obligation (iii):
Rathbone Brothers PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

Rathbone Unit Trust Management Ltd
Rathbone Investment Management Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

22 February 2008

6. Date on which issuer notified:

26 February 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
100p Ordinary GB00B2NGPM57	14,687,502	14,687,502

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
100p Ordinary GB00B2NGPM57	N/A	N/A	15,385,002	N/A	5.15%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,385,002	5.15%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Rathbone Brothers PLC*

Rathbone Investment Management Ltd 0.26%
Rathbone Unit Trust Management Ltd 4.89%

*Rathbone Brothers PLC is the holding company of the following.

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
....

14. Contact name:

John G Gemmell

15. Contact telephone number:

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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DATACARE SOFTWARE GROUP

RECEIVED

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 2336032

Company Name in full The Paragon Group of Companies PLC

Date of this return

The information in this return is made up to

Day Month Year

1 9 / 0 1 / 2 0 0 8

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

1 9 / 0 1 / 2 0 0 9

Registered Office

Show here the address **at the date of this return.**

St Catherine's Court

Herbert Road

*Any change of registered office **must** be notified on form 287.*

Post town: Solihull

County / Region: West Midlands

UK Postcode: B 9 1 3 Q E

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6522

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

PO Box 82 The Pavilions

Bridgwater Road

Post town: BRISTOL

County/Region:

UK Postcode: BS9 9 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County/Region:

UK Postcode:

Company type

Public limited company	✓	Please tick the appropriate box
Private company limited by shares	☐	
Private company limited by guarantee without share capital	☐	
Private company limited by shares exempt under section 30	☐	
Private company limited by guarantee exempt under section 30	☐	
Private unlimited company with share capital	☐	
Private unlimited company without share capital	☐	

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name

* Style / Title: Mr

Forename(s): John Grigor

Surname: Gemmell

Address ††

Lillingstone

84 Knowle Wood Road, Dorridge

Post town: Solihull

County/ Region: West Midlands

UK Postcode: B93 8JP

Country: England

Please list directors in alphabetical order.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 2 0 / 0 5 / 1 9 4 1

Forename(s): David Milton Maxwell

Surname: Beever

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address ††**: Warren Farm House

South Drive

Post town: Virginia Water

County / Region: Surrey UK Postcode: G U 2 5 4 J S

Country: England **Nationality**: British

Business occupation: Banker

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 1 4 / 0 2 / 1 9 5 0

Forename(s): Robert Graham

Surname: Dench

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address ††**: Lytchett

Park View Road

Post town: Woldingham

County / Region: Surrey UK Postcode: C R 3 7 D J

Country: England **Nationality**: British

Business occupation: Company Director

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 0 9 / 0 1 / 1 9 4 6

Forename(s): Terence Charles

Surname: Eccles

☐ **Address** ††: Gateside House

Ravenscroft Road

Post town: Weybridge

County / Region: Surrey

UK Postcode: K T 1 3 0 N X

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 0 4 / 0 1 / 1 9 5 9

Forename(s): John Andrew

Surname: Heron

☐ **Address** ††: 1 Stapleford Court

Post town: Sevenoaks

County / Region: Kent

UK Postcode: T N 1 3 2 L B

Country: England

Nationality: British

Business occupation: Director of Mortgages

Please list directors in alphabetical order.

Name * Style / Title Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year) 1 3 / 0 1 / 1 9 5 8

Forename(s) Nichoias

Surname Keen

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address**

☐ **Address** †† 2 Cliff Court

Park Road, Rottingdean

Post town BRIGHTON

County / Region East Sussex

UK Postcode B N 2 7 J D

Country England

Nationality British

Business occupation Finance Director

* Voluntary details.

Name * Style / Title Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year) 0 1 / 0 5 / 1 9 6 0

Forename(s) Christopher David

Surname Newell

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address**

☐ **Address** †† St Catherine's Court

Herbert Road

Post town Solihull

County / Region West Midlands

UK Postcode B 9 1 3 Q E

Country England

Nationality British

Business occupation Managing Director

Please list directors in alphabetical order.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

* Style / Title: Mr

Date of Birth (Day Month Year): 12/11/1964

Forename(s): Pawan

Surname: Pandya

☐ **Address ††**: Old Lodge Farm
Westwood Heath Road, Westwood Heath

Post town: COVENTRY

County / Region: Warwickshire

UK Postcode: CV4 8AA

Country: England

Nationality: British

Business occupation: Chief Operating Officer

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

* Style / Title: Mr

Date of Birth (Day Month Year): 13/12/1959

Forename(s): Nigel Stewart

Surname: Terrington

☐ **Address ††**: Brandlehow
Stokesheath Road, Oxshott

Post town: LEATHERHEAD

County / Region: Surrey

UK Postcode: KT22 0PJ

Country: England

Nationality: British

Business occupation: Chief Executive

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
£0.10 ORDINARY	121,493,242	£12,149,324.20
Totals	121,493,242	£12,149,324.20

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☑

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 04/02/2008

† a ~~director~~ secretary

† Please delete as appropriate.

if you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ☐ continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Emma Lapthorne
Paragon, St Catherine's Court, Herbert Road, SOLIHULL, West Midlands,
England, B91 3QE Tel 0121 712 2077
DX number DX exchange

Company No: 2336032

THE COMPANIES ACT 1985

Public Company Limited by Shares

SPECIAL RESOLUTIONS

of

THE PARAGON GROUP OF COMPANIES PLC

(Passed on 27 February 2008)

AT AN ANNUAL GENERAL MEETING of the above named Company, duly convened, and held at the offices of Hoare Govett at 250 Bishopsgate, London, EC2M 4AA on 27 February 2008 at 9.00am the following resolutions were passed:

Special Resolutions

7 'THAT the Articles of Association of the Company shall be amended with effect from the conclusion of the Meeting by making the alterations marked on the print of the Articles of Association of the Company produced to the Meeting marked 'A' and initialled by the Chairman for the purposes of identification.'

8 'THAT the Articles of Association of the Company shall be amended with effect from (and including) the date of implementation of section 175(5)(b) of the Companies Act 2006 (or any equivalent or replacement provision of law) by making the amendments to the section entitled 'Directors' Interests' and consequential amendments marked on the print of the Articles of Association of the Company produced to the Meeting marked 'B' and initialled by the Chairman for the purposes of identification.'

....

Company Secretary

'A'

[Articles of Association as Amended by Resolution 7]

Company No. 2336032

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

NEW ARTICLES OF ASSOCIATION

of

THE PARAGON GROUP OF COMPANIES PLC

[adopted pursuant to a Special Resolution of the Company passed on 20th March, 1989 and amended pursuant to two Special Resolutions of the Company passed on 13th February, 1995, a Special Resolution of the Company passed on 28th January, 1999, a Special Resolution of the Company passed on 9th February, 2006 and a Special Resolution of the Company passed on 9th February[•, 20068]]

PRELIMINARY

1. The regulations in Table A of the Companies (Tables A to F) Regulations 1985 as in force at the date of the adoption of these Articles shall not apply toarticles prescribed in or pursuant to the legislation do not apply as the articles of the Company but the following shall be the Aarticles of Aassociation of the Company.

2. In these Articles, unless the context otherwise requires:

"the Act" means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force and any reference to any section or provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment thereof for the time being in force;

"Articles" means these articles of association as altered from time to time by special resolution;

"the auditors" means the auditors for the time being of the Company;

"the Bank of England base rate" means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998;

"the board" means the directors or any of them acting as the board of directors of the Company;

~~"clear days" in relation to the period of a notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;~~

~~"the Companies Acts" means the Companies Acts as defined by section 744 of the Act and any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as "the Companies Acts" (with or without the addition of an indication of the date of any such enactment);~~

"director" means a director of the Company;

"dividend" means dividend or bonus;

"the holder" in relation to any shares means the member whose name is entered in the register as the holder of such shares;

"legislation" means every statute (and any orders, regulations or other subordinate legislation made under it) applying to the Company;

"member" means a member of the Company;

"the Memorandum" means the memorandum of association of the Company;

"the office" means the registered office of the Company;

"paid" means paid or credited as paid;

"the register" means the register of members of the Company;

"recognised clearing house" means a body declared by an order of the Secretary of State for Trade and Industry for the time being in force to be a recognised clearing house for the purposes of the Financial Services Act 1986;

"recognised investment exchange" means a body declared by an order of the Secretary of State for Trade and Industry for the time being in force to be a recognised investment exchange for the purposes of the Financial Services Act 1986;

"the seal" means the common seal of the Company and includes any official seal kept by the Company by virtue of sections 39 or 40 of the Companies Act 1985;

"the secretary" means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

"The Stock Exchange" means the London Stock Exchange Limited;

"the United Kingdom" means Great Britain and Northern Ireland;

references in these Articles to a document being executed"signed" or to "signature" include references to its being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified by the legislation;

references in these Articles to "writing" and to any form of "written" communication include references to any visible substitute for writing and to anything partly in one form and partly in another formmethod of representing or reproducing words in a legible and non-transitory form whether sent or supplied in electronic form or otherwise;

words denoting the singular number only include the plural number also and vice versa, words denoting one gender only include the other genders and words denoting persons only include firms and corporations and vice versa;

(save where otherwise defined in these Articles or where the context otherwise requires) words or expressions contained in these Articles bear the same meaning as in the Actlegislation but excluding any statutory modification thereof not in force at the date of adoption of the Articles;

references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force; and

references to amounts paid or credited as paid on shares in the Company shall, unless the context otherwise requires, include amounts paid or credited as paid by way of nominal value or of premium.

SHARE CAPITAL

3. The authorised share capital of the Company at the date of the adoption of this paragraph of this Article is £12,500,000 divided into 125,000,000 Ordinary Shares of 10 pence each ("Ordinary Shares")[1].

4. Subject to the provisions of the ~~Companies Acts~~legislation and without prejudice to any rights previously conferred on the holders of any existing shares or class of shares, any share may be issued with such preferred, deferred or other special rights or such restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

5. Subject to the provisions of the ~~Companies Acts~~legislation and of any resolution of the Company in general meeting passed pursuant thereto, all unissued shares for the time being in the capital of the Company shall be at the disposal of the board, and the board may (subject as aforesaid) allot (with or without conferring a right of renunciation), issue, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as it thinks fit. This power shall not apply to redeemable shares, which shall be governed by the provisions of Article 6.

6. Subject to the provisions of the ~~Companies Acts~~legislation, the Company may by special resolution create and sanction the issue of shares which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder. The special resolution sanctioning any such issue shall also make such alterations to these Articles as may be necessary to specify the terms on which and the manner in which any such shares shall be redeemed.

7. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the ~~Companies Acts~~legislation. Subject to the provisions of the ~~Companies Acts~~legislation, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise any interest in any share or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect

---

[1] Increased to £15,000,000 divided into 150,000,000 Ordinary Shares of 10 pence each pursuant to an ordinary resolution of the Company dated 31st March, 1998 and further increased to £17,500,000 divided into 175,000,000 Ordinary Shares of 10 pence each pursuant to an ordinary resolution of the Company dated 17th February, 2000.

of any share, except an absolute right to the entirety thereof in the registered holder.

VARIATION OF RIGHTS

9. Subject to the provisions of the ~~Companies Acts~~legislation, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, or with the sanction of ~~an extraordinary~~a special resolution passed at a separate general meeting of such holders (but not otherwise). All the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every such separate meeting, except that:-

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting; and

(b) any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll; and

(c) the holders of shares of the class shall, on a poll, have one vote in respect of every share of the class held by them respectively (subject to any rights attached to any class of shares).

10. Unless otherwise provided by the rights attached to any shares, those rights shall be deemed to be varied by the reduction of the capital paid up on the shares and by the allotment of further shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares, but shall not otherwise be deemed to be varied by the creation or issue of further shares.

SHARE CERTIFICATES

11. Every person whose name is entered as a member in the register (except a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to receive one certificate for all the

shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or, with the consent of the board, several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the board may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate. Where a member has transferred a part of the shares comprised in his holding he shall be entitled to a certificate for the balance without charge.

12. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity (with or without security) and payment of any exceptional expenses reasonably incurred by the Company in investigating the evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not and whether by way of nominal value or premium) payable at a fixed time or called in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including dividends) payable in respect of it.

14. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment of the sum presently payable and stating that if the notice is not complied with the shares may be sold.

15. To give effect to any such sale the board may authorise some person to ~~execute~~sign an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the register as the holder of the shares comprised in any such instrument of transfer and shall not be bound to see to the application

of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

16. The net proceeds of the sale, after payment of the costs of the sale, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person whose shares were so sold.

CALLS ON SHARES

17. Subject to the terms of allotment, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least twenty-eight clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked in whole or part as the board may determine and the time fixed for payment of a call may be postponed by the board. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

18. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

20. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed at the appropriate rate (as defined by the ~~Act~~legislation) but the board may waive payment of such interest wholly or in part.

21. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall, for the purposes of the Articles, be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment, and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

22. The board may differentiate between the holders as to the amount of calls to be paid and the times of payment.

23. The board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and may pay upon all or any of the moneys so advanced (until the same would but for such advance become presently payable) interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) the appropriate rate (as defined in the ~~Act~~legislation) as may be agreed upon between the board and such member. The shares in respect of which any amounts uncalled have been paid in advance shall be treated for all purposes as being partly paid only to the extent of any amounts called and paid on them until such time as the moneys so advanced become presently payable.

FORFEITURE AND SURRENDER

24. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than seven clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

25. If any such notice is not complied with any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture.

26. Subject to the provisions of the ~~Companies Acts~~legislation, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the board may authorise some person to ~~execute~~sign an instrument of transfer of the share to that person.

27. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to pay the Company all moneys which at the date of forfeiture were then payable by him to the Company in respect of those shares with interest

thereon at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at such rate not exceeding ~~17½~~not exceeding the Bank of England base rate by more than five per cent. per annum as the board shall think fit from the date of forfeiture until payment; but his liability shall cease if and when the Company shall have received payment in full of all moneys in respect of the shares.

28. The board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

29. A statutory declaration by a director or the secretary that he is such and a share has been duly forfeited or surrendered on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected after he has been registered as the holder thereof by any irregularity in or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

30. The instrument of transfer of a share may be in any usual form or in any other form which the board may approve and shall be ~~executed~~signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. No fee shall be payable to the Company for the registration of any instrument of transfer of a share.

31. The board may~~, in its absolute discretion and without giving any reason,~~ refuse to register ~~any instrument of~~the transfer of~~, or~~ any shares which ~~includes, a share which is not fully paid (whether as to nominal value or premium) provided that where such shares are admitted to the Official List of the Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in shares of the relevant class from taking place on an open and proper basis~~are not fully paid.

32. The board may also refuse to register any instrument of transfer of a share unless the instrument of transfer:

(a) is lodged, duly stamped, at the office or at such other place as the board may appoint accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

33. If the board refuses to register the transfer, it shall within two months after the date on which the instrument of transfer was lodged with the Company send to the transferee notice of the refusal.

34. The registration of transfers of shares or of transfers of any class of shares may be suspended and the register closed at such times and for such periods (not exceeding thirty days in any year) as the board may from time to time determine.

TRANSMISSION OF SHARES

35. If a member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his share; but nothing herein contained shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

36. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the board may properly require as to his title and subject as hereinafter provided, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give the Company notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall ~~execute~~sign an instrument of transfer of the share to that person. All the provisions of the Articles relating to the transfer of shares shall apply to any such notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer ~~executed~~signed by that member.

37. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall, upon such evidence being produced as the board may properly require as to his entitlement and subject to the requirements of Article 12~~9~~8, be entitled to receive and may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered

as the holder of the share, be entitled in respect of it to receive notice of or to attend or vote at any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the Company or to any of the rights or privileges of a member. The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the board may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

STOCK

38. (1) The Company may by ordinary resolution convert any fully paid shares into stock, and re-convert any stock into fully paid shares of any denomination.

(2) The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit. The Board may from time to time fix the minimum amount of stock transferable but so that the minimum shall not exceed the nominal amount of the shares from which the stock arose.

(3) The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such rights, privileges or advantages (except participation in dividends and profits and in the assets on a winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages.

(4) All the provisions of these Articles applicable to fully paid shares shall apply to stock, and the word "share" shall be construed accordingly.

ALTERATION OF SHARE CAPITAL

39. The Company may by ordinary resolution -

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the ~~Companies Acts~~legislation, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

40. Whenever as a result of a consolidation or division of shares any difficulty arises, the board may settle the matter in any manner it deems fit and in particular, may sell shares representing fractions to which any members would become entitled to any person (including, subject to the provisions of the ~~Companies Acts~~legislation, the Company) and distribute the net proceeds of sale in due proportion among those members, and the board may authorise some person to ~~execute~~sign an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

41. Subject to the provisions of the ~~Companies Acts~~legislation, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

42. Subject to and in accordance with the provisions of the ~~Companies Acts~~legislation and without prejudice to ~~clause 3.(4) of these Articles~~Article 4 and to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including redeemable shares) at any price (whether at par or above or below par), and so that any shares to be so purchased may be selected in any manner whatsoever. Every contract for the purchase of, or under which the Company may become entitled or obliged to purchase, shares in the Company shall be authorised by such resolution of the Company as may be required by the ~~Act~~legislation and by ~~an extraordinary~~a special resolution passed at a separate general meeting of the holders of any shares which at the date on which the contract is authorised by the Company in general meeting entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the Company.

43. (1) All general meetings other than annual general meetings shall be called extraordinary general meetings.

(2) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning or declaring dividends, the consideration of the accounts and balance sheet, the reports of the directors and auditors and any other documents required to be annexed to the balance sheet, the appointment of directors in the place of those retiring ~~by rotation or otherwise~~ and the appointment or re-appointment of, and the fixing of the remuneration of, the auditors, and the renewal, limitation, extension, variation or grant of any authority of or to the board, pursuant to the ~~Companies Acts~~legislation, to allot securities.

44. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the ~~Act~~legislation.

45. The board may call an extraordinary general meeting whenever and at such times and places as it shall determine and, on the requisition of members pursuant to the provisions of the ~~Act~~legislation, shall forthwith proceed to convene an extraordinary general meeting in accordance with the requirements of the ~~Companies Acts~~legislation and for a date not later than six weeks after receipt of the requisition (unless the requisitionists shall consent in writing to a later date being fixed). If at any time there are not within the United Kingdom sufficient directors capable of acting to form a quorum any director of the Company or any two members may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the board.

NOTICE OF GENERAL MEETINGS

46. ~~An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice, but a general meeting may be called by shorter notice if it is so agreed:~~ Subject to the provisions of the Articles and to any restrictions imposed on any shares, notice of general meetings shall be given in the manner provided by these Articles to all the members, to each of the directors and to the auditors for the time being or, if more than one for the time being, each of them.

~~(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and~~

(b) in the case of any other meeting, by a majority in number of members having a right to attend and vote being a majority together holding not less than ninety five per cent. in nominal value of the shares giving that right.

47. Subject to the provisions of the Articles and to any restrictions imposed on any shares, the notice shall be given in the manner provided by these Articles to all the members, to each of the directors and to the auditors for the time being or, if more than one for the time being, each of them.48. The directors may, for the purpose of controlling the level of attendance at any place specified for the holding of a general meeting, from time to time make such arrangements whether involving the issue of tickets (on a basis intended to afford to all members otherwise entitled to attend such meeting an equal opportunity of being admitted to the meeting) or the imposition of some random means of selection or otherwise as they shall in their absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in place therefor and the entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting stated to apply to that meeting. In the case of any general meeting to which such arrangements apply the directors shall, and in the case of any other general meeting the directors may, when specifying the place of the general meeting, direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside ("the Principal Place") and make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see and hear and be seen and heard by persons attending at the Principal Place and at such other places. Such arrangement for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at such other places provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of the Articles any such meeting shall be treated as being held and taking place at the Principal Place.

498. The notice shall specify the day, hour and place of the meeting and, in the case of special business the general nature of such business. The notice shall, in the case of an annual general meeting, specify the meeting as such, and, in the case of a meeting to pass a special or extraordinary resolution, specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be. Every notice of meeting shall state with reasonable prominence that a member entitled to attend and vote is entitled to appoint a proxy to attend and on a poll vote thereat instead of him and that a proxy need not be a member..

~~50~~49. The accidental omission to give notice of a meeting~~, or to send a form of proxy with a notice where required by the Articles,~~ or to supply any document or other information relating to the meeting to any person entitled to receive the same, or the non-receipt (even if the Company becomes aware of such non-receipt) of a notice of meeting~~ or form of proxy~~, document or other information relating to the meeting, by any such person, shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

5~~1~~0. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by the Articles, two persons present in person or by proxy and entitled to vote upon the business to be transacted shall be a quorum.

5~~2~~1. If such a quorum is not present within fifteen minutes (or such longer time not exceeding thirty minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such day, time and place as the chairman of the meeting may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the members present in person or by proxy shall be a quorum.

5~~3~~2. The chairman, if any, of the board or in his absence some other director nominated by the board, shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

5~~4~~3. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

5~~5~~4. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for thirty days or more or for an indefinite period, notice of the adjourned meeting shall be given in like manner as

in the case of the original but except where these Articles require it, it shall not otherwise be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

5~~6~~5. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special ~~or extraordinary~~ resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) shall in any event be considered or voted upon.

5~~7~~6. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the ~~Companies Acts~~legislation, a poll may be demanded by -

(a) the chairman of the meeting; or

(b) at least two members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right,

and a demand by a person as proxy for a member shall be the same as a demand by the member.

5~~8~~7. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

5~~9~~8. The demand for a poll may, before the poll is taken, be withdrawn at any time before the conclusion of the meeting at which it is demanded only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before

the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

~~60~~59. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

6~~1~~0. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have as a member or as a representative or proxy of a member.

6~~2~~1. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the chairman directs not being more than twenty-eight days after the poll is demanded. Any business other than that on which the poll was demanded may be proceeded with pending the completion of the poll. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

6~~3~~2. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

~~64. (1) Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.~~

~~(2) A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more of the members.~~

VOTES OF MEMBERS

~~65.~~ 63. Subject to any rights or restrictions attached to any shares as to voting and to any other provision of these Articles, on a show of hands every member who is present in person at a general meeting of the Company shall have one vote and ~~on a poll every member~~every proxy present who has been duly appointed by a member shall have one vote. On a poll, subject to any rights or restrictions attached to any shares as to voting and to any other provision of these Articles, every member who is present in person

or by proxy shall have one vote for every share of which he is the holder . On a poll, a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in one way.

~~66.~~ 4. A member may appoint more than one proxy to attend on the same occasion and if he does he must specify the number of shares in relation to which each proxy is appointed and each proxy will only be entitled to exercise voting rights in relation to the number of shares for which he is appointed. If a member appoints more than one proxy, he must ensure that no proxy is appointed to exercise voting rights which any other proxy has been appointed by that member to exercise.

65. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

~~67.~~ 66. A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court or official, and any such receiver, curator bonis or other person may~~, on a poll,~~ vote by proxy.

~~68.~~ 67. No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

6~~9~~8. (1) If at any time the board is satisfied that any member or other person appearing to be interested in shares in the capital of the Company has failed within twenty-eight days to comply with a notice duly given to that person by the Company pursuant to section ~~212~~793 of the Companies Act 2006 (other than a person for the time being exempted by the Secretary of State from the operation of such section) or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may serve notice in writing on any member holding shares relating to which the board has determined or become aware that such default has occurred. Any such notice (hereinafter referred to as a "Default Notice") shall specify the nature of the default, the number of shares concerned and the steps to be taken to remedy such default. For the purpose of this Article a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section ~~212~~793 of the Companies Act 2006 which fails to establish the identities of those interested in the shares and if (after taking into account in particular, but without limitation, such notification and any other relevant section ~~212~~793 notification under

section ~~212~~793) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

(2) The board may at any time give notice cancelling a Default Notice and shall give notice cancelling such Default Notice after the board has determined that the default referred to in paragraph (1) of this Article has been rectified.

(3) From seven days after the service of a Default Notice until such time as the board may either cancel the Default Notice or serve a further notice on the member concerned stating that the default has been remedied that member shall not, in respect of any shares specified in the Default Notice, be entitled to attend or vote at any general meeting of the Company or at any separate meeting of the holders of shares of any class, either personally or by proxy, or to be reckoned in a quorum or to exercise any right or privilege as a member in relation to general meetings or separate meetings of the holders of shares of any class in respect of any shares specified in the Default Notice. The board shall serve such a further notice as soon as reasonably practicable after the member concerned has remedied the default complained of in the Default Notice to the satisfaction of the board.

(4) The board shall cause the register to have noted against the member upon whom a Default Notice has been served details of such Default Notice and the number of shares specified therein and shall cause such note to be deleted upon cancellation of the Default Notice or service of any further notice under paragraph (2) or (3) of this Article.

(5) Any Default Notice and any other notice served by the board pursuant to this Article shall be conclusive against the member concerned and its validity shall not be questioned by any person.

(6) A Default Notice shall automatically cease to have effect in respect of any share which is transferred upon registration of the relevant transfer.

~~70~~69. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

PROXIES

~~71.~~ 70. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney or, if the appointor is a corporation, either under its common seal or the hand of a duly authorised officer,

attorney or other person authorised to sign it or, if the appointor is a corporation sole, under the hand of a duly authorised representative thereof, but the ~~execution~~signature of such instrument need not be attested.

~~72.~~ 71. Instruments of proxy shall be in any usual form or in any other form which the board may approve and the board may, if it thinks fit, but subject to the provisions of the ~~Act~~legislation, send out to all persons entitled to notice of and to attend and vote at any meeting forms of instrument of proxy for use at the meeting. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

~~73.~~ 72. The instrument appointing a proxy ~~and any power of attorney or other written authority under which it is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be deposited at the office (or at such other place within~~must:

(a) in the case of an appointment made in hard copy form, be received at the office (or such other place in the United Kingdom as ~~is~~may be specified ~~in the notice convening the meeting or in any instrument of proxy or other document sent out by the Company in relation to the meeting) not less than 48 hours~~by the Company for the receipt of appointments of proxy in hard copy form) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the ~~instrument proposes to vote or in the case of a poll, not less than 48 hours~~appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(b) in the case of an appointment made by electronic means, be received at the address specified by the Company for the receipt of appointments of proxy by electronic means not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which such an appointment is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at such address or at the office (or such other place in the United Kingdom as may be specified by the Company for

the receipt of such documents) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

(c) in the case of a poll taken more than 48 hours after it was demanded, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll ~~and an~~; and

(d) in the case of a poll taken following the conclusion of a meeting or adjourned meeting but 48 hours or less after it was demanded, be received as aforesaid before the end of the meeting at which it was demanded (or at such later time as the board may determine).

73. An instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid. No instrument of proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its ~~execution~~signature. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which was delivered last (regardless of its date or of the date of its ~~execution~~signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was delivered last, none of them shall be treated as valid in respect of that share. When calculating the periods mentioned in this Article the directors may decide not to take account of any part of a day that is not a working day.

74. A vote given or poll demanded in accordance with the terms of an instrument of proxy or by the representative of a corporation or corporation sole duly authorised by resolution of its directors or other governing body shall be valid notwithstanding the previous death or incapacity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy was ~~executed~~signed provided that no intimation in writing of such death, incapacity or revocation shall have been received by the Company at the office or at such other place as is referred to in the preceding Article before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

75. Any corporation or corporation sole which is a member of the Company may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative or, as the case may be, representatives at any meeting of the Company or at any separate meeting of the holders

of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor of the authority (in respect of that part of the grantor's holding to which his authorisation relates, in the case of an authorisation of more than one person) as the grantor could exercise if it were an individual member of the Company and the grantor shall for the purposes of the Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. In relation to any such meeting, a person authorised under section 3 of the Treasury Solicitor Act 1876 shall be treated for the purposes of this Article as if his authority had been granted by the Solicitor for the affairs of Her Majesty's Treasury; and in the Articles references to a duly authorised representative of a corporation sole include, in relation to the Solicitor for the affairs of Her Majesty's Treasury, references to a person authorised under that section.

NUMBER OF DIRECTORS

76. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum.

APPOINTMENT AND RETIREMENT OF DIRECTORS

77. At every annual general meeting ~~any directors who shall be bound to retire under Article 83 and one-third of the other directors for the time being or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third~~the following directors shall retire from office ~~and shall be eligible for reappointment; but, if there is only one director who is subject to retirement by rotation, he shall retire. A director retiring at a meeting shall retain office until the close or adjournment of the meeting.~~:

(a) any director who has been appointed by the directors since the last annual general meeting, and

(b) any director who held office at the time of the two preceding annual general meetings and who did not retire at either of them, and

(c) any director who has been in office, other than as a director holding executive office, for a continuous period of nine years or more at the date of the meeting.

Any director who retires at an annual general meeting may offer himself for re-appointment by the members.

78. ~~Subject to the provisions of the Companies Acts and the Articles, the directors to retire by rotation shall be those who have been longest~~

in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire by rotation shall (unless they otherwise agree among themselves) be determined by lot. In addition any director who would not otherwise be required to retire shall retire by rotation at the third annual general meeting after his last appointment or reappointment. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.79. At the meeting at which a director retires by rotation, the Company may (subject to Article 8079) fill the vacated office by appointing a person thereto, and in default the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is expressly resolved not to fill the vacancy or unless a resolution for the reappointment of the director is put to the meeting and lost. In the event of the vacancy not being filled at such meeting, it may be filled by the board as a casual vacancy.

8079. No person other than a director retiring by rotation shall be appointed or reappointed a director at any general meeting unless -

(a) he is recommended by the board; or

(b) not less than seven nor more thirty clear days before the date appointed for the meeting, notice executedsigned by a member qualified to vote at the meeting (not being the person to be proposed) has been left at the office addressed to the secretary of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed be required to be included in the Company's register of directors, together with notice executedsigned by that person of his willingness to be appointed or reappointed.

81. 80. Except as otherwise authorised by the Companies Actslegislation, the appointment of any person proposed as a director shall be effected by a separate resolution.

81. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director.

82. Subject as aforesaid, the Company may by ordinary resolutionThe board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire.

83. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number, if any, fixed by or in accordance with the Articles as the maximum number of directors. A director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for reappointment but shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion thereof.84. The continuing directors may act notwithstanding any vacancies in their number, but, if the number of directors is reduced below any minimum number fixed by or in accordance with these Articles, the continuing director or directors, as the case may be, may act for the purpose of filling up vacancies in their number or of calling a general meeting of the cCompany, but not for any other purpose.

85. 84. (1) No person shall be disqualified from being appointed or reappointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or reappointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or reappointment of that director, at that meeting.legislation of any resolution.

(2) A director shall not be required to hold any shares of the Company by way of qualification.

ALTERNATE DIRECTORS

865. Any director (other than an alternate director) may at any time appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

87. 86. An alternate director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served upon him) be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend, vote and be counted for the purpose of a quorum at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor as a director in his absence. It shall

~~not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom.~~

~~88.~~ 87. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

89~~9~~8. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not in respect of his services as an alternate director be entitled to receive any remuneration from the Company. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

89~~0~~. An alternate director shall automatically cease to be an alternate director -

(a) if his appointor ceases to be a director; but, if a director retires ~~by rotation or otherwise~~ but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment;

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director;

(c) if he resigns his office by notice in writing left at the office; and

(d) if his appointor shall terminate the appointment.

~~91.~~ 90. Any appointment or removal of an alternate director shall be by notice in writing to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 8~~6~~5) upon receipt of such notice at the office or by the secretary.

~~92.~~ 91. Save as otherwise provided in the Articles, an alternate director shall be deemed during his appointment, for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

9~~3~~2. Subject to the provisions of the ~~Companies Acts~~legislation, the Memorandum and the Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by the Articles and a meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

DELEGATION OF POWERS OF THE BOARD

9~~4~~3. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be made subject to any conditions the board may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying. The board may co-opt onto any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors.

9~~5~~4. (1) The board may make such arrangements as it thinks fit for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may establish local or divisional boards and appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board (other than the power to borrow and make calls), with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

(2) The board may from time to time make and vary such regulations as it thinks fit respecting the keeping of dominion registers of members pursuant to the Actlegislation.

965. The board may from time to time by power of attorney under the seal appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the board, to be the attorney or attorneys of the cCompany for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the board under these Articles) and for such period and subject to such conditions as it may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with any such attorney as the board thinks fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

976. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment (other than the office of chief executive or joint chief executive or deputy or assistant chief executive director or managing director) shall not imply that the holder is a director of the Company, nor shall the holder thereby be empowered in any respect to act as, or be deemed to be a director of the Company for any of the purposes of the Articles.

BORROWING POWERS

987. The Directors may exercise all the powers of the Company to raise or borrow money without limit as to amount and upon such terms and in such manner as they think fit, and to grant any mortgage, charge or standard security over its undertaking, property and assets both present and future (including uncalled capital), or any part thereof, and subject (in the case of any security convertible into shares) to section 80 of the Companies Act 1985 to issue debentures, debenture stock, and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

998. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provisions of the Companies Actslegislation or the Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) (not being a Chairman or Managing Director holding office as such for a fixed term) he resigns his office by notice in writing to the Company; or

(e) he shall for more than six consecutive months have been absent without permission of the board from meetings of the board held during that period and his alternate director (if any) shall not during such period have attended in his stead and the board resolves that his office be vacated.

~~100~~99. The Company may, in accordance with and subject to the provisions of the ~~Act~~legislation, by ordinary resolution of which special notice has been given remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire~~ by rotation~~ as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF DIRECTORS

10~~1~~0. (1) The directors shall be paid out of the funds of the Company by way of remuneration for their services, fees not to exceed in aggregate £250,000 per annum (to be divided between the directors in such proportions as they shall determine) or such higher aggregate amount as the Company may by ordinary resolution determine. A director holding office, for part

only of a year shall be entitled to a proportionate part of a full year's remuneration.

(2) Any director who by request of the board performs extra or special services or goes abroad for any purposes of the Company shall be entitled to receive such sum for expenses and such remuneration as the directors may think fit either in addition to or in substitution for any other remuneration he may be entitled to receive.

DIRECTORS' EXPENSES

10~~2~~1. The directors shall be entitled to be re-paid all such reasonable (including travelling, hotel, and other) expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or which they otherwise properly incur in connection with the discharge of their duties. The Company may also fund a director's expenditure on defending proceedings as provided in the ~~Companies Acts~~legislation.

EXECUTIVE DIRECTORS

10~~3~~2. The board may from time to time appoint one or more of its body to the office of Chairman, Chief Executive, Managing Director, or to any other office (except that of auditor), employment or place of profit in the Company, for such period and on such terms (as to remuneration and otherwise) as it thinks fit and may revoke such appointment (but so that such revocation shall be without prejudice to any rights or claims which the person whose appointment is revoked may have against the Company by reason of such revocation). The board may permit any person appointed to be a director to continue in any other office or employment held by him before he was so appointed.

10~~4~~3. A director appointed to the office of Chairman, Chief Executive or Managing Director shall (subject to the provisions of any contract between himself and the Company) be subject to the same provisions as to retirement, resignation and removal as the other directors.

10~~5~~4. Any appointment of a director to the office of Chairman, Chief Executive, Managing Director or an executive officer shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cesser. A director appointed to an executive office shall not ipso facto cease to be a director if his appointment to such executive office terminates.

10~~6~~5. The emoluments of any Chairman, Chief Executive, Managing Director or director holding any other executive office for his services as such shall be determined by the board, and may be of any description, and (without

limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

10~~7~~6. The board may entrust to and confer upon a Chairman, Chief Executive, Managing Director or director holding any other executive office any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and in the case of a Chief Executive or Managing Director, either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw or vary all or any of such powers.

DIRECTORS' INTERESTS

10~~8~~7. (1) No director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, or from being interested whether directly or indirectly in any contract or arrangement entered into by or on behalf of the Company. No such contract or arrangement in which any director shall be so interested shall be avoided, nor shall any director so contracting, or being so interested, be liable to account to the Company for any profit realised by him from such contract or arrangement by reason of such director holding that office or the fiduciary relationship thereby established. A director so interested in any contract or arrangement shall declare the nature of his interest in accordance with the provisions of the ~~Act~~legislation.

(2) Save as herein provided, a director shall not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(3) A director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:-

(a) the giving of any security or indemnity to him in respect of money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any contract or arrangement in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(d) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(e) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(f) any proposal concerning the adoption, modification or operation of:-

(i) a superannuation fund or retirement benefits scheme under which he may benefit; or

(ii) an employee's share scheme under which he may benefit and which does not confer on any director any privilege or advantage not generally accorded to the employees to whom the scheme relates (but he will not vote on the grant of any option or allocation of any shares or any other matter concerning his individual participation)

and which has been approved by or is subject to and conditional upon approval by the board of Inland Revenue for taxation purposes.

(4) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and

considered in relation to each director separately and in such cases each of the directors concerned (if not debarred from voting under the proviso to paragraph (3)(e) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(5) If any question shall arise at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the director have not been fairly disclosed.

(6) The Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

10~~9~~8. A director may be or become a director or other officer of any company promoted by the Company or in which the Company may be interested as vendor, member or otherwise, and no such director shall (unless otherwise agreed) be accountable for any benefits received as director or other officer of such company.

1~~1~~09. The board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner in all respects as it thinks fit (including the exercise thereof in favour of any resolution appointing its members or any of them directors of such company, or voting or providing for the payment of remuneration to the directors of such company).

GRATUITIES AND PENSIONS

11~~1~~0. The board may (by establishment of or maintenance of schemes or otherwise) provide benefits, whether by the payment of gratuities, pensions, annuities, allowances or by insurance, or otherwise, to or for the benefit of any past or present director or employee who has held any salaried office or place of profit with the Company or any of its subsidiaries or any company associated with, or any business acquired by, any of them, or to or for the benefit of persons who were related to or dependants of any such director or employee and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such pension, annuity, allowance, gratuity or other

benefit and may make payments for or towards the insurance of any such person. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

11~~2~~1. Pursuant to section 719 of the Companies Act 1985, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary. Any such provision shall be made by a resolution of the board in accordance with the said section.

PROCEEDINGS OF DIRECTORS

11~~3~~2. Subject to the provisions of the Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. ~~It shall not be necessary to give notice of a board meeting to any director who is for the time being absent from the United Kingdom.~~ Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective.

11~~4~~3. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. For the purpose of determining whether the quorum for the transaction of the business of the board exists:-

(a) in the case of a resolution agreed by directors in telephonic communications, all such directors shall be counted in the quorum; and

(b) in the case of a meeting of directors, in addition to the directors present at the meeting, any director in telephonic communication with such meeting shall be counted in the quorum.

11~~5~~4. Unless he is unwilling to do so, the director appointed as Chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy

chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

11~~6~~5. All acts done by a meeting of the board, or of a committee or of a sub-committee of the board, or by a person acting as a director or by an alternate director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of or continuance in office of any director or any alternate director or any person acting as aforesaid or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed or had duly continued in office and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

11~~7~~6. (1) A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held and for this purpose -

(a) a resolution may consist of several documents to the same effect each signed by one or more directors;

(b) a resolution signed by an alternate director need not also be signed by his appointor; and

(c) a resolution signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

(2) Without prejudice to the first sentence of Article 11~~3~~2, a meeting of the board or of a committee or of a sub-committee of the board may consist of a conference between directors who are not all in one place, but of whom each is able (directly or by telephonic communication) to speak to each of the others, and to be heard by each of the others simultaneously. A director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, where the chairman of the meeting then is. The word "meeting" in the Articles shall be construed accordingly.

SECRETARY

11~~8~~7. (1) Subject to the provisions of the ~~Companies Acts~~legislation, the secretary shall be appointed by the board for such term, at such

remuneration and upon such conditions as it may think fit; and any secretary so appointed may be removed by the board.

(2) A provision of the ~~Companies Acts~~legislation or these Articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

MINUTES

11~~9~~8. The board shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the board; and

(b) of the names of the Directors present at each meeting of the board and of any committee of the board; and

(c) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the board, and of committees of the board, including the names of the directors present at each such meeting.

Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

THE SEAL

1~~20~~19. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by at least one director and the secretary or by at least two directors.

12~~1~~0. All forms of certificates for shares, or debentures or representing any other form of security (other than letters of allotment or scrip certificates) shall except to the extent that the terms and conditions for the time being relating thereto otherwise provide be issued under the seal in the manner above provided; but the board may by resolution determine either generally or in any particular case that as regards any certificates for shares or debentures or representing any other form of security of the Company such signature or signatures shall be dispensed with or affixed by some mechanical means. Any certificate ~~executed~~signed in accordance with the foregoing shall be held to have been validly ~~executed~~signed and shall be presumed to be authentic whether or not any signature is attested by witnesses.

12~~2~~1. The Company may exercise the powers conferred by section 39 of the Companies Act 1985 with regard to having an official seal for use abroad and such powers shall be vested in the Board.

DIVIDENDS

~~123.~~122. Subject to the provisions of the ~~Companies Acts~~legislation, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend or interim dividend shall exceed the amount recommended by the board.

~~124.~~123. Subject to the provisions of the ~~Companies Acts~~legislation, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay any dividend payable at a fixed rate on any shares of the Company with preferential rights half-yearly or otherwise if it appears to the board that the profits available for distribution justify the payment. Provided the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

12~~5~~4. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

12~~6~~5. A general meeting declaring a dividend may, upon the recommendation of the board, direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and, where any difficulty arises in regard to the distribution, the board may settle the same as it thinks fit and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or disregard fractions altogether and fix the value for distribution of any assets and may determine that cash shall

be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

1276. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

1287. (1) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

(2) The Board may pay the dividends or interest payable on shares in respect of which any person is by transmission entitled to be registered as holder to such person upon production of such certificate and evidence as would be required if such person desired to be registered as a member in respect of such shares.

1298. Any dividend or other moneys payable in respect of a share may be paid by cheque or warrant sent by post to the address in the register of the holder or person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, to the address in the register of any one of those joint holders or to such person and to such address as the person or persons entitled may in writing direct. Where the person entitled is also an employee of the Company or any of its subsidiaries, the cheques may instead be sent through the Company's or, as the case may be, subsidiary's internal postal system. Every such cheque or warrant shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and shall be sent at the risk of the person entitled, and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other money may also be paid by any other method (including direct debit, bank transfer and dividend warrant) which the board considers appropriate.

13029. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

13~~1~~0. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment by the board of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee thereof. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions. The entitlement conferred on the Company by this Article in respect of any member shall cease if such member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

13~~2~~1. The Company may, upon the recommendation of the board -

(a) subject as hereinafter provided, resolve to capitalise any undistributed profits or retained earnings of the Company not required for paying the fixed dividends on any preference shares or other shares issued on special conditions (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including the Company's share premium account and capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum, and allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision (by the issue of fractional certificates or by payment in cash or otherwise) as it thinks fit for the case of shares, debentures or obligations becoming distributable in fractions;

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either -

(i) the allotment to such members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled upon such capitalisation; or

(ii) the payment up by the Company on behalf of such members (by the application thereto of their respective proportions of the profits resolved to be capitalised) of the amounts or any part of the amounts, remaining unpaid on their existing shares

and any agreement made under such authority shall be binding on all such members; and

(e) generally do all acts and things required to give effect to such resolution as aforesaid.

ACCOUNTS AND AUDIT

~~133.~~ 132. (1) No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company. ~~The accounting records shall be kept at the office or (subject to the provisions of the Companies Acts) at such other place in Great Britain as the board thinks fit, and shall at all times be open to inspection by the officers of the Company.~~ ~~(2)~~ A copy of every balance sheet and profit and loss account (including any documents required by law to be annexed thereto) which is to be laid before the Company in general meeting and of the directors' and auditors' reports shall, at least twenty-one days previously to the meeting, be ~~delivered or sent by post~~supplied to every member and to every debenture holder of the Company of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the ~~Companies Acts~~legislation or of the Articles or, in the case of joint holders of any share or debenture, to one of the joint holders, and copies shall be sent to The Stock Exchange in accordance with any obligations for the time being binding the Company.

~~134.~~ 133. (1) Auditors of the Company shall be appointed and their duties regulated in accordance with the ~~Companies Acts~~legislation.

(2) The auditors' report to the members made pursuant to the statutory provisions as to audit shall be read before the Company in general meeting and shall be open to inspection by any member; and in accordance

with the Companies Actslegislation every member shall be entitled to be furnished with a copy of the balance sheet (including every document required by law to be annexed thereto) and auditors' report.

NOTICES

METHODS OF SERVICE

135. 134. Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the board need not be in writing.

136. 135. The Company may givesend or supply any notice, document, including a share certificate, or other information to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his address in the register or by leaving it at that address. Where appropriate, the Company may send or supply any notice, document, including a share certificate, or other information in electronic form to an address notified by the relevant member to the Company for that purpose or by making it available on a website and notifying the member of its availability. The Company may at any time and in its sole discretion choose to serve, send or supply notices, documents or other information in hard copy form alone to some or all members.

136. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register in respect of the joint holding and notice so given shall be deemed for all purposes sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company. Where there are joint holders of a share, anything which needs to be agreed or specified in relation to any notice, document or other information to be sent or supplied to them can be agreed or specified by any one of the joint shareholders. The agreement or specification of the senior will be accepted to the exclusion of the agreement or specification of the other joint shareholder(s). For this purpose, seniority will be determined by the order in which the joint shareholders' names stand in the register in respect of the joint shareholding.

137. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

138. A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy or mental disorder of a

member by sending or delivering it, in any manner authorised by the Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

139. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been duly given to a person from whom he derives his title, provided that no person who becomes entitled to a share shall be bound by any Default Notice issued under Article 6~~9~~7 to a person from whom he derives his title.

140. (1) Any notice, document or other ~~document~~information, if sent by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post and, in proving service, sending or ~~delivery~~supply, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document not sent by post but left at a registered address shall be deemed to have been served or delivered on the day it was so left.

(2) Any notice~~ or~~, document or other information sent by post to, or left at the address in the register of, any member in pursuance of these Articles shall, notwithstanding such member be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as holder or joint holder thereof, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in such share.

(3) Any notice, document or other information served, sent or supplied by the Company using electronic means shall be deemed to have been received on the day on which it was sent notwithstanding that the Company subsequently sends a hard copy of such notice, document or other information by post. Any notice, document or other information made available on a website is treated as being received on the day on which the notice, document or other information was first made available on the website, or, if later, when a notice of availability is received or treated as being received by the member in accordance with these Articles. In proving that any notice, document or other information served, sent or supplied by electronic means was served, sent or supplied, it is sufficient to show that it was properly addressed.

141. (1) If at any time, in the opinion of the directors, the Company is unable effectively or satisfactorily to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

(2) Any notice given by advertisement shall be advertised on the same date in at least two daily newspapers having a national circulation and such notice shall be deemed to have been served at noon on the day when the advertisement appears.

DESTRUCTION OF DOCUMENTS

142. The Company shall be entitled to destroy all instruments of transfer of shares which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, Provided always that:-

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other

circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

UNTRACED SHAREHOLDERS

143. (1) The Company shall be entitled to sell the shares of a member or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that -

(a) during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (b) below (or, if published on different dates, the first thereof) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by the Articles in respect of the shares in question have remained uncashed; and

(b) the Company shall as soon as practicable after expiry of the said period of twelve years have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares; and

(c) during the said period of twelve years and the period of three months following the publication of the said advertisements the Company shall have received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed on The Stock Exchange, notice shall have been given to the Quotations Department of The Stock Exchange of the Company's intention to make such sale prior to the publication of advertisements.

If during any twelve year period referred to in paragraph (a) above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Article have been satisfied in regard to the further shares, the Company may also sell the further shares.

(2) To give effect to any such sale, the board may authorise some person to ~~execute~~sign an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer ~~executed~~signed by that person shall be as effective as if it had been ~~executed~~signed by the holder of, or person entitled by transmission

to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

(3) The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the board from time to time thinks fit.

WINDING UP

144. ~~If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.145.~~ The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

~~146.~~ 145. Subject to the provisions of the ~~Companies Acts~~legislation but without prejudice to any indemnity to which a director may otherwise be entitled:-

(i) the Company may indemnify any director of the Company or of any associated company against any liability and may purchase and maintain for any such director ~~of the Company~~ insurance against any liability; ~~and~~

(ii) without prejudice to the generality of (i) above, every director ~~or other officer~~ of the Company or of any associated company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection

with any application in which relief is granted to him by the court, from liability for negligence, default or breach of duty or trust in relation to the affairs of the Company;

(iii) no director of the Company or of any associated Company shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company; and

(iv) for the purposes of (ii) above, the "affairs of the Company" include the activities of the Company as trustee of any occupational pension scheme of the Company.

146. These Articles shall be governed by, and construed in accordance with, English law.

CB99CF0290047-1673140034_32.doc

'B'

[Comparison showing amendments to Articles made by Resolution 8]

Company No. 2336032

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

NEW ARTICLES OF ASSOCIATION

of

THE PARAGON GROUP OF COMPANIES PLC

[adopted pursuant to a Special Resolution of the Company passed on 20th March, 1989 and amended pursuant to two Special Resolutions of the Company passed on 13th February, 1995, a Special Resolution of the Company passed on 28th January, 1999, a Special Resolution of the Company passed on 9th February, 2006, a Special Resolution of the Company passed on [•, 2008] and a Special Resolution of the Company passed on [•, 2008]]

PRELIMINARY

1. The articles prescribed in or pursuant to the legislation do not apply as the articles of the Company but the following shall be the articles of association of the Company.

2. In these Articles, unless the context otherwise requires:

"Articles" means these articles of association as altered from time to time by special resolution;

"the auditors" means the auditors for the time being of the Company;

"the Bank of England base rate" means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998;

"the board" means the directors or any of them acting as the board of directors of the Company;

"director" means a director of the Company;

"dividend" means dividend or bonus;

"the holder" in relation to any shares means the member whose name is entered in the register as the holder of such shares;

"legislation" means every statute (and any orders, regulations or other subordinate legislation made under it) applying to the Company;

"member" means a member of the Company;

"the Memorandum" means the memorandum of association of the Company;

"the office" means the registered office of the Company;

"paid" means paid or credited as paid;

"the register" means the register of members of the Company;

"recognised clearing house" means a body declared by an order of the Secretary of State for Trade and Industry for the time being in force to be a recognised clearing house for the purposes of the Financial Services Act 1986;

"recognised investment exchange" means a body declared by an order of the Secretary of State for Trade and Industry for the time being in force to be a recognised investment exchange for the purposes of the Financial Services Act 1986;

"the seal" means the common seal of the Company and includes any official seal kept by the Company by virtue of sections 39 or 40 of the Companies Act 1985;

"the secretary" means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

"The Stock Exchange" means the London Stock Exchange Limited;

"the United Kingdom" means Great Britain and Northern Ireland;

references in these Articles to a document being "signed" or to "signature" include references to its being executed under hand or under seal or by any other method and, in the case of a communication

in electronic form, such references are to its being authenticated as specified by the legislation;

references in these Articles to "writing" and to any form of "written" communication include references to any method of representing or reproducing words in a legible and non-transitory form whether sent or supplied in electronic form or otherwise;

words denoting the singular number only include the plural number also and vice versa, words denoting one gender only include the other genders and words denoting persons only include firms and corporations and vice versa;

(save where otherwise defined in these Articles or where the context otherwise requires) words or expressions contained in these Articles bear the same meaning as in the legislation but excluding any statutory modification thereof not in force at the date of adoption of the Articles;

references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force; and

references to amounts paid or credited as paid on shares in the Company shall, unless the context otherwise requires, include amounts paid or credited as paid by way of nominal value or of premium.

SHARE CAPITAL

3. The authorised share capital of the Company at the date of the adoption of this paragraph of this Article is £12,500,000 divided into 125,000,000 Ordinary Shares of 10 pence each ("Ordinary Shares")[1].

4. Subject to the provisions of the legislation and without prejudice to any rights previously conferred on the holders of any existing shares or class of shares, any share may be issued with such preferred, deferred or other special rights or such restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

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[1] Increased to £15,000,000 divided into 150,000,000 Ordinary Shares of 10 pence each pursuant to an ordinary resolution of the Company dated 31st March, 1998 and further increased to £17,500,000 divided into 175,000,000 Ordinary Shares of 10 pence each pursuant to an ordinary resolution of the Company dated 17th February, 2000.

5. Subject to the provisions of the legislation and of any resolution of the Company in general meeting passed pursuant thereto, all unissued shares for the time being in the capital of the Company shall be at the disposal of the board, and the board may (subject as aforesaid) allot (with or without conferring a right of renunciation), issue, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as it thinks fit. This power shall not apply to redeemable shares, which shall be governed by the provisions of Article 6.

6. Subject to the provisions of the legislation, the Company may by special resolution create and sanction the issue of shares which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder. The special resolution sanctioning any such issue shall also make such alterations to these Articles as may be necessary to specify the terms on which and the manner in which any such shares shall be redeemed.

7. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the legislation. Subject to the provisions of the legislation, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise any interest in any share or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

VARIATION OF RIGHTS

9. Subject to the provisions of the legislation, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, or with the sanction of a special resolution passed at a separate general meeting of such holders (but not otherwise). All the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every such separate meeting, except that:-

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever

the amount of his holding, who shall be deemed to constitute a meeting; and

(b) any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll; and

(c) the holders of shares of the class shall, on a poll, have one vote in respect of every share of the class held by them respectively (subject to any rights or restrictions attached to any class of shares).

10. Unless otherwise provided by the rights attached to any shares, those rights shall be deemed to be varied by the reduction of the capital paid up on the shares and by the allotment of further shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares, but shall not otherwise be deemed to be varied by the creation or issue of further shares.

SHARE CERTIFICATES

11. Every person whose name is entered as a member in the register (except a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to receive one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or, with the consent of the board, several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the board may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate. Where a member has transferred a part of the shares comprised in his holding he shall be entitled to a certificate for the balance without charge.

12. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity (with or without security) and payment of any exceptional expenses reasonably incurred by the Company in investigating the evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not and whether by way of nominal value or premium) payable at a fixed time or called in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including dividends) payable in respect of it.

14. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment of the sum presently payable and stating that if the notice is not complied with the shares may be sold.

15. To give effect to any such sale the board may authorise some person to sign an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the register as the holder of the shares comprised in any such instrument of transfer and shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

16. The net proceeds of the sale, after payment of the costs of the sale, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person whose shares were so sold.

CALLS ON SHARES

17. Subject to the terms of allotment, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least twenty-eight clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked in whole or part as the board may determine and the time fixed for payment of a call may be postponed by the board. A person upon whom a call is made shall remain liable for

calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

18. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

20. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed at the appropriate rate (as defined by the legislation) but the board may waive payment of such interest wholly or in part.

21. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall, for the purposes of the Articles, be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment, and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

22. The board may differentiate between the holders as to the amount of calls to be paid and the times of payment.

23. The board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and may pay upon all or any of the moneys so advanced (until the same would but for such advance become presently payable) interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) the appropriate rate (as defined in the legislation) as may be agreed upon between the board and such member. The shares in respect of which any amounts uncalled have been paid in advance shall be treated for all purposes as being partly paid only to the extent of any amounts called and paid on them until such time as the moneys so advanced become presently payable.

FORFEITURE AND SURRENDER

24. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than seven clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made

and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

25. If any such notice is not complied with any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture.

26. Subject to the provisions of the legislation, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the board may authorise some person to sign an instrument of transfer of the share to that person.

27. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to pay the Company all moneys which at the date of forfeiture were then payable by him to the Company in respect of those shares with interest thereon at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at such rate not exceeding not exceeding the Bank of England base rate by more than five per cent. per annum as the board shall think fit from the date of forfeiture until payment; but his liability shall cease if and when the Company shall have received payment in full of all moneys in respect of the shares.

28. The board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

29. A statutory declaration by a director or the secretary that he is such and a share has been duly forfeited or surrendered on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected after he has been registered as the holder thereof by any irregularity in or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

30. The instrument of transfer of a share may be in any usual form or in any other form which the board may approve and shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. No fee shall be payable to the Company for the registration of any instrument of transfer of a share.

31. The board may refuse to register the transfer of any shares which are not fully paid.

32. The board may also refuse to register any instrument of transfer of a share unless the instrument of transfer:

(a) is lodged, duly stamped, at the office or at such other place as the board may appoint accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

33. If the board refuses to register the transfer, it shall within two months after the date on which the instrument of transfer was lodged with the Company send to the transferee notice of the refusal.

34. The registration of transfers of shares or of transfers of any class of shares may be suspended and the register closed at such times and for such periods (not exceeding thirty days in any year) as the board may from time to time determine.

TRANSMISSION OF SHARES

35. If a member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his share; but nothing herein contained shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

36. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the board may properly require as to his title and subject as hereinafter provided, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give the Company notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall sign an instrument of transfer of the share to that person. All the provisions of the Articles relating to the transfer of shares shall apply to any such notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by that member.

37. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall, upon such evidence being produced as the board may properly require as to his entitlement and subject to the requirements of Article 1~~28~~30, be entitled to receive and may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of or to attend or vote at any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the Company or to any of the rights or privileges of a member. The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the board may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

STOCK

38. (1) The Company may by ordinary resolution convert any fully paid shares into stock, and re-convert any stock into fully paid shares of any denomination.

(2) The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit. The Board may from time to time fix the minimum amount of stock transferable but so that the minimum shall not exceed the nominal amount of the shares from which the stock arose.

(3) The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose,

but no such rights, privileges or advantages (except participation in dividends and profits and in the assets on a winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages.

(4) All the provisions of these Articles applicable to fully paid shares shall apply to stock, and the word "share" shall be construed accordingly.

ALTERATION OF SHARE CAPITAL

39. The Company may by ordinary resolution -

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the legislation, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

40. Whenever as a result of a consolidation or division of shares any difficulty arises, the board may settle the matter in any manner it deems fit and in particular, may sell shares representing fractions to which any members would become entitled to any person (including, subject to the provisions of the legislation, the Company) and distribute the net proceeds of sale in due proportion among those members, and the board may authorise some person to sign an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

41. Subject to the provisions of the legislation, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

42. Subject to and in accordance with the provisions of the legislation and without prejudice to Article 4 and to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including redeemable shares) at any price (whether at par or above or below par), and so that any shares to be so purchased may be selected in any manner whatsoever. Every contract for the purchase of, or under which the Company may become entitled or obliged to purchase, shares in the Company shall be authorised by such resolution of the Company as may be required by the legislation and by a special resolution passed at a separate general meeting of the holders of any shares which at the date on which the contract is authorised by the Company in general meeting entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the Company.

GENERAL MEETINGS

43. (1) All general meetings other than annual general meetings shall be called extraordinary general meetings.

(2) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning or declaring dividends, the consideration of the accounts and balance sheet, the reports of the directors and auditors and any other documents required to be annexed to the balance sheet, the appointment of directors in the place of those retiring and the appointment or re-appointment of, and the fixing of the remuneration of, the auditors, and the renewal, limitation, extension, variation or grant of any authority of or to the board, pursuant to the legislation, to allot securities.

44. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the legislation.

45. The board may call an extraordinary general meeting whenever and at such times and places as it shall determine and, on the requisition of members pursuant to the provisions of the legislation, shall forthwith proceed to convene an extraordinary general meeting in accordance with the requirements of the legislation and for a date not later than six weeks after receipt of the requisition (unless the requisitionists shall consent in writing to a later date being fixed). If at any time there are not within the United Kingdom sufficient directors capable of acting to form a quorum any director of the Company or any two members may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the board.

46. Subject to the provisions of the Articles and to any restrictions imposed on any shares, notice of general meetings shall be given in the manner provided by these Articles to all the members, to each of the directors and to the auditors for the time being or, if more than one for the time being, each of them.

47. The directors may, for the purpose of controlling the level of attendance at any place specified for the holding of a general meeting, from time to time make such arrangements whether involving the issue of tickets (on a basis intended to afford to all members otherwise entitled to attend such meeting an equal opportunity of being admitted to the meeting) or the imposition of some random means of selection or otherwise as they shall in their absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in place therefor and the entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting stated to apply to that meeting. In the case of any general meeting to which such arrangements apply the directors shall, and in the case of any other general meeting the directors may, when specifying the place of the general meeting, direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside ("the Principal Place") and make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see and hear and be seen and heard by persons attending at the Principal Place and at such other places. Such arrangement for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at such other places provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of the Articles any such meeting shall be treated as being held and taking place at the Principal Place.

48. The notice shall specify the day, hour and place of the meeting and, in the case of special business the general nature of such business. The notice shall, in the case of an annual general meeting, specify the meeting as such, and, in the case of a meeting to pass a special resolution, specify the intention to propose the resolution as a special resolution.

49. The accidental omission to give notice of a meeting or to supply any document or other information relating to the meeting to any person entitled to receive the same, or the non-receipt (even if the Company becomes aware of such non-receipt) of a notice of meeting, document or other information

relating to the meeting, by any such person, shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

50. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by the Articles, two persons present in person or by proxy and entitled to vote upon the business to be transacted shall be a quorum.

51. If such a quorum is not present within fifteen minutes (or such longer time not exceeding thirty minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such day, time and place as the chairman of the meeting may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the members present in person or by proxy shall be a quorum.

52. The chairman, if any, of the board or in his absence some other director nominated by the board, shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

53. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

54. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for thirty days or more or for an indefinite period, notice of the adjourned meeting shall be given in like manner as in the case of the original but except where these Articles require it, it shall not otherwise be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

55. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) shall in any event be considered or voted upon.

56. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the legislation, a poll may be demanded by -

(a) the chairman of the meeting; or

(b) at least two members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right,

and a demand by a person as proxy for a member shall be the same as a demand by the member.

57. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

58. The demand for a poll may, before the poll is taken, be withdrawn at any time before the conclusion of the meeting at which it is demanded only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

59. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring

the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

60. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have as a member or as a representative or proxy of a member.

61. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the chairman directs not being more than twenty-eight days after the poll is demanded. Any business other than that on which the poll was demanded may be proceeded with pending the completion of the poll. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

62. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

63. Subject to any rights or restrictions attached to any shares as to voting and to any other provision of these Articles, on a show of hands every member who is present in person at a general meeting of the Company shall have one vote and every proxy present who has been duly appointed by a member shall have one vote. On a poll, subject to any rights or restrictions attached to any shares as to voting and to any other provision of these Articles, every member who is present in person or by proxy shall have one vote for every share of which he is the holder . On a poll, a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in one way.

64. A member may appoint more than one proxy to attend on the same occasion and if he does he must specify the number of shares in relation to which each proxy is appointed and each proxy will only be entitled to exercise voting rights in relation to the number of shares for which he is appointed. If a member appoints more than one proxy, he must ensure that no proxy is appointed to exercise voting rights which any other proxy has been appointed by that member to exercise.

65. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

66. A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court or official, and any such receiver, curator bonis or other person may vote by proxy.

67. No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

68. (1) If at any time the board is satisfied that any member or other person appearing to be interested in shares in the capital of the Company has failed within twenty-eight days to comply with a notice duly given to that person by the Company pursuant to section 793 of the Companies Act 2006 (other than a person for the time being exempted by the Secretary of State from the operation of such section) or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may serve notice in writing on any member holding shares relating to which the board has determined or become aware that such default has occurred. Any such notice (hereinafter referred to as a "Default Notice") shall specify the nature of the default, the number of shares concerned and the steps to be taken to remedy such default. For the purpose of this Article a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 793 of the Companies Act 2006 which fails to establish the identities of those interested in the shares and if (after taking into account in particular, but without limitation, such notification and any other relevant section 793 notification under section 793) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

(2) The board may at any time give notice cancelling a Default Notice and shall give notice cancelling such Default Notice after the board has determined that the default referred to in paragraph (1) of this Article has been rectified.

(3) From seven days after the service of a Default Notice until such time as the board may either cancel the Default Notice or serve a further notice on the member concerned stating that the default has been remedied that member shall not, in respect of any shares specified in the Default Notice, be entitled to attend or vote at any general meeting of the Company or at any separate meeting of the holders of shares of any class, either personally or by proxy, or to be reckoned in a quorum or to exercise any right or privilege as a member in relation to general meetings or separate meetings of the holders of shares of any class in respect of any shares specified in the Default Notice. The board shall serve such a further notice

as soon as reasonably practicable after the member concerned has remedied the default complained of in the Default Notice to the satisfaction of the board.

(4) The board shall cause the register to have noted against the member upon whom a Default Notice has been served details of such Default Notice and the number of shares specified therein and shall cause such note to be deleted upon cancellation of the Default Notice or service of any further notice under paragraph (2) or (3) of this Article.

(5) Any Default Notice and any other notice served by the board pursuant to this Article shall be conclusive against the member concerned and its validity shall not be questioned by any person.

(6) A Default Notice shall automatically cease to have effect in respect of any share which is transferred upon registration of the relevant transfer.

69. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

PROXIES

70. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney or, if the appointor is a corporation, either under its common seal or the hand of a duly authorised officer, attorney or other person authorised to sign it or, if the appointor is a corporation sole, under the hand of a duly authorised representative thereof, but the signature of such instrument need not be attested.

71. Instruments of proxy shall be in any usual form or in any other form which the board may approve and the board may, if it thinks fit, but subject to the provisions of the legislation, send out to all persons entitled to notice of and to attend and vote at any meeting forms of instrument of proxy for use at the meeting. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

72. The instrument appointing a proxy must:

(a) ~~(a)~~ in the case of an appointment made in hard copy form, be received at the office (or such other place in the United Kingdom as may be specified by the Company for the receipt of appointments of proxy in hard copy form) not less than 48 hours

(or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(b) ~~(b)~~ in the case of an appointment made by electronic means, be received at the address specified by the Company for the receipt of appointments of proxy by electronic means not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which such an appointment is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at such address or at the office (or such other place in the United Kingdom as may be specified by the Company for the receipt of such documents) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

(c) ~~(c)~~ in the case of a poll taken more than 48 hours after it was demanded, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll; and

(d) ~~(d)~~ in the case of a poll taken following the conclusion of a meeting or adjourned meeting but 48 hours or less after it was demanded, be received as aforesaid before the end of the meeting at which it was demanded (or at such later time as the board may determine).

73. An instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid. No instrument of proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its signature. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which was delivered last (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was delivered last, none of them shall be treated as valid in respect of that share. When calculating the periods mentioned in this Article the directors

may decide not to take account of any part of a day that is not a working day.

74. A vote given or poll demanded in accordance with the terms of an instrument of proxy or by the representative of a corporation or corporation sole duly authorised by resolution of its directors or other governing body shall be valid notwithstanding the previous death or incapacity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy was signed provided that no intimation in writing of such death, incapacity or revocation shall have been received by the Company at the office or at such other place as is referred to in the preceding Article before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

75. Any corporation or corporation sole which is a member of the Company may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative or, as the case may be, representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor of the authority (in respect of that part of the grantor's holding to which his authorisation relates, in the case of an authorisation of more than one person) as the grantor could exercise if it were an individual member of the Company and the grantor shall for the purposes of the Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. In relation to any such meeting, a person authorised under section 3 of the Treasury Solicitor Act 1876 shall be treated for the purposes of this Article as if his authority had been granted by the Solicitor for the affairs of Her Majesty's Treasury; and in the Articles references to a duly authorised representative of a corporation sole include, in relation to the Solicitor for the affairs of Her Majesty's Treasury, references to a person authorised under that section.

NUMBER OF DIRECTORS

76. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum.

APPOINTMENT AND RETIREMENT OF DIRECTORS

77. At every annual general meeting the following directors shall retire from office:

(a) any director who has been appointed by the directors since the last annual general meeting, and

(b) any director who held office at the time of the two preceding annual general meetings and who did not retire at either of them, and

(c) any director who has been in office, other than as a director holding an executive office, for a continuous period of nine years or more at the date of the meeting.

Any director who retires at an annual general meeting may offer himself for re-appointment by the members.

78. At the meeting at which a director retires, the Company may (subject to Article 79) fill the vacated office by appointing a person thereto, and in default the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is expressly resolved not to fill the vacancy or unless a resolution for the reappointment of the director is put to the meeting and lost. In the event of the vacancy not being filled at such meeting, it may be filled by the board as a casual vacancy.

79. No person other than a director retiring shall be appointed or reappointed a director at any general meeting unless -

(a) he is recommended by the board; or

(b) not less than seven nor more thirty clear days before the date appointed for the meeting, notice signed by a member qualified to vote at the meeting (not being the person to be proposed) has been left at the office addressed to the secretary of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed be required to be included in the Company's register of directors, together with notice signed by that person of his willingness to be appointed or reappointed.

80. Except as otherwise authorised by the legislation, the appointment of any person proposed as a director shall be effected by a separate resolution.

81. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director.

82. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director.

83. The continuing directors may act notwithstanding any vacancies in their number, but, if the number of directors is reduced below any minimum number fixed by or in accordance with these Articles, the continuing director or directors, as the case may be, may act for the purpose of filling up vacancies in their number or of calling a general meeting of the Company, but not for any other purpose.

84. (1) No person shall be disqualified from being appointed or reappointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the legislation of any resolution.

(2) A director shall not be required to hold any shares of the Company by way of qualification.

ALTERNATE DIRECTORS

85. Any director (other than an alternate director) may at any time appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

86. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend, vote and be counted for the purpose of a quorum at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor as a director in his absence.

87. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

88. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not in respect of his services as an alternate director be entitled to receive any remuneration from the Company. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

89. An alternate director shall automatically cease to be an alternate director -

(a) if his appointor ceases to be a director; but, if a director retires but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment;

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director;

(c) if he resigns his office by notice in writing left at the office; and

(d) if his appointor shall terminate the appointment.

90. Any appointment or removal of an alternate director shall be by notice in writing to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 85) upon receipt of such notice at the office or by the secretary.

91. Save as otherwise provided in the Articles, an alternate director shall be deemed during his appointment, for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

92. Subject to the provisions of the legislation, the Memorandum and the Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by the Articles and a meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

DELEGATION OF POWERS OF THE BOARD

93. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be made

subject to any conditions the board may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying. The board may co-opt onto any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors.

94. (1) The board may make such arrangements as it thinks fit for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may establish local or divisional boards and appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board (other than the power to borrow and make calls), with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

(2) The board may from time to time make and vary such regulations as it thinks fit respecting the keeping of dominion registers of members pursuant to the legislation.

95. The board may from time to time by power of attorney under the seal appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the board under these Articles) and for such period and subject to such conditions as it may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with any such attorney as the board thinks fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

96. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment (other than the office of chief executive

or joint chief executive or deputy or assistant chief executive director or managing director) shall not imply that the holder is a director of the Company, nor shall the holder thereby be empowered in any respect to act as, or be deemed to be a director of the Company for any of the purposes of the Articles.

BORROWING POWERS

97. The Directors may exercise all the powers of the Company to raise or borrow money without limit as to amount and upon such terms and in such manner as they think fit, and to grant any mortgage, charge or standard security over its undertaking, property and assets both present and future (including uncalled capital), or any part thereof, and subject (in the case of any security convertible into shares) to section 80 of the Companies Act 1985 to issue debentures, debenture stock, and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

98. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provisions of the legislation or the Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) (not being a Chairman or Managing Director holding office as such for a fixed term) he resigns his office by notice in writing to the Company; or

(e) he shall for more than six consecutive months have been absent without permission of the board from meetings of the board held

during that period and his alternate director (if any) shall not during such period have attended in his stead and the board resolves that his office be vacated.

99. The Company may, in accordance with and subject to the provisions of the legislation, by ordinary resolution of which special notice has been given remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF DIRECTORS

100. (1) The directors shall be paid out of the funds of the Company by way of remuneration for their services, fees not to exceed in aggregate £250,000 per annum (to be divided between the directors in such proportions as they shall determine) or such higher aggregate amount as the Company may by ordinary resolution determine. A director holding office, for part only of a year shall be entitled to a proportionate part of a full year's remuneration.

(2) Any director who by request of the board performs extra or special services or goes abroad for any purposes of the Company shall be entitled to receive such sum for expenses and such remuneration as the directors may think fit either in addition to or in substitution for any other remuneration he may be entitled to receive.

DIRECTORS' EXPENSES

101. The directors shall be entitled to be re-paid all such reasonable (including travelling, hotel, and other) expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or which they otherwise properly incur in connection with the discharge of their duties. The Company may also fund a director's expenditure on defending proceedings as provided in the legislation.

EXECUTIVE DIRECTORS

102. The board may from time to time appoint one or more of its body to the office of Chairman, Chief Executive, Managing Director, or to any other

office (except that of auditor), employment or place of profit in the Company, for such period and on such terms (as to remuneration and otherwise) as it thinks fit and may revoke such appointment (but so that such revocation shall be without prejudice to any rights or claims which the person whose appointment is revoked may have against the Company by reason of such revocation). The board may permit any person appointed to be a director to continue in any other office or employment held by him before he was so appointed.

103. A director appointed to the office of Chairman, Chief Executive or Managing Director shall (subject to the provisions of any contract between himself and the Company) be subject to the same provisions as to retirement, resignation and removal as the other directors.

104. Any appointment of a director to the office of Chairman, Chief Executive, Managing Director or an executive officer shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cesser. A director appointed to an executive office shall not ipso facto cease to be a director if his appointment to such executive office terminates.

105. The emoluments of any Chairman, Chief Executive, Managing Director or director holding any other executive office for his services as such shall be determined by the board, and may be of any description, and (without limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

106. The board may entrust to and confer upon a Chairman, Chief Executive, Managing Director or director holding any other executive office any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and in the case of a Chief Executive or Managing Director, either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw or vary all or any of such powers.

DIRECTORS' INTERESTS

~~107. (1) No director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, or from being interested whether directly or indirectly in any contract or arrangement entered into by or on behalf of the Company. No such contract or arrangement in which any director shall be so interested shall be avoided, nor shall any director so contracting, or being so interested, be liable~~

~~to account to the Company for any profit realised by him from such contract or arrangement by reason of such director holding that office or the fiduciary relationship thereby established. A director so interested in any contract or arrangement shall declare the nature of his interest in accordance with the provisions of the legislation.~~

~~(2) Save as herein provided, a director shall not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.~~

~~(3) A director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:~~

107. Conflicts of interest requiring authorisation by directors

(1) The directors may, subject to the quorum and voting requirements set out in this Article, authorise any matter which would otherwise involve a director breaching his duty under the legislation to avoid conflicts of interest ("Conflict").

(2) A director seeking authorisation in respect of a Conflict must tell the directors of the nature and extent of his interest in a Conflict as soon as possible. The director must give the directors sufficient details of the relevant matter to enable them to decide how to address the Conflict together with any additional information which they may request.

(3) Any director (including the relevant director) may propose that the relevant director be authorised in relation to any matter the subject of a Conflict. Such proposal and any authority given by the directors shall be effected in the same way that any other matter may be proposed to and resolved upon by the directors under the provisions of these Articles except that:

(a) the relevant director and any other director with a similar interest will not count in the quorum and will not vote on a resolution giving such authority; and

(b) the relevant director and any other director with a similar interest may, if the other directors so decide, be excluded from any meeting of the directors while the Conflict is under consideration.

(4) Where the directors give authority in relation to a Conflict:

(a) they may (whether at the time of giving the authority or subsequently) (i) require that the relevant director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at directors' meetings or otherwise) related to the Conflict; and (ii) impose upon the relevant director such other terms for the purpose of dealing with the Conflict as they think fit;

(b) the relevant director will be obliged to conduct himself in accordance with any terms imposed by the directors in relation to the Conflict;

(c) the directors may also provide that where the relevant director obtains (otherwise than through his position as a director of the Company) information that is confidential to a third party, the director will not be obliged to disclose that information to the Company, or to use or apply the information in relation

to the Company's affairs, where to do so would amount to a breach of that confidence;

(d) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and

(e) the directors may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation in accordance with the terms of such authority.

108. Other conflicts of interest

(1) If a director knows that he is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, he must tell the other directors of the nature and extent of that interest in accordance with the legislation.

(2) If he has disclosed the nature and extent of his interest in accordance with paragraph (1), a director can do any one or more of the following:

(a) have any kind of interest in a contract with or involving the Company or another company in which the Company has an interest;

(b) hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including as to remuneration, as the directors may decide;

(c) alone, or through a firm with which he is associated do paid professional work for the Company or another company in which the Company has an interest (other than as auditor);

(d) be or become a director or other officer of, or employed by or otherwise be interested in any holding company or subsidiary company of the Company or any other company in which the Company has an interest; and

(e) be or become a director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

109. Benefits

A director does not have to hand over to the Company any benefit he receives or profit he makes as a result of anything authorised under Article 107(1) or allowed under Article 108(2) nor is any type of contract authorised under Article 107(1) or allowed under Article 108(2) liable to be avoided.

110. Quorum and voting requirements

(1) A director cannot vote or be counted in the quorum on a resolution of the directors relating to appointing that director to a position with the Company or a company in which the Company has an interest or the terms or the termination of the appointment.

(2) This paragraph applies if the directors are considering proposals about appointing two or more directors to positions with the Company or any company in which the Company has an interest. It also applies if the directors are considering setting or changing the terms of their appointment. These proposals can be split up to deal with each director separately. If this is done, each director can vote and be included in the quorum for each resolution, except any resolution concerning him or concerning the appointment of another director to a position with a company in which the Company is interested where the director has a Relevant Interest in it.

(3) A director cannot vote or be counted in the quorum on a resolution of the directors about a contract in which he has an interest and, if he does vote, his vote will not be counted, but this prohibition will not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest is included in the following list:-

(a) the giving of any security or indemnity to him in respect of (a) a resolution about giving him any guarantee, indemnity or security for money which he or any other person has lent or obligations incurred orhe or any other person has undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries;subsidiary undertakings;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any contract or arrangement in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(b) a resolution about giving any guarantee, indemnity or security to another person for a debt or obligation which is owed by the Company or any of its subsidiary undertakings to that other person if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

(c) a resolution about giving him any other indemnity where all other directors are also being offered indemnities on substantially the same terms;

(d) a resolution about the Company funding his expenditure on defending proceedings or the Company doing something to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(d) any proposal concerning an offer ofe) a resolution relating to an offer by the Company or any of its subsidiary undertakings of any shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participantif the director takes part because he is a holder of shares, debentures or other securities or if he takes part in the underwriting or sub-underwriting thereofof the offer;

(e) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances); (f) a resolution about a contract in which he has an interest because of his interest in shares or debentures or other securities of the Company or because of any other interest in or through the Company;

(g) a resolution about a contract involving any other company if the director has an interest of any kind in that company (including an interest by holding any position in that company or by being a shareholder in that company). This does not apply if he knows that he has a Relevant Interest in that company;

(h) a resolution about a contract relating to a pension fund, superannuation or similar scheme or retirement, death or

disability benefits scheme or employees' share scheme which gives the director benefits which are also generally given to the employees to whom the fund or scheme relates;

(i) a resolution about a contract relating to an arrangement for the benefit of employees of the Company or of any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates; and

(j) a resolution about a contract relating to any insurance which the Company can buy or renew for the benefit of directors or of a group of people which includes directors.

(4) A director will be treated as having a Relevant Interest in a company if he holds an interest in shares representing one per cent. or more of a class of equity share capital (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights of that company. In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise. Interests which are unknown to the director and which it is unreasonable to expect him to know about are ignored.

~~(f) any proposal concerning the adoption, modification or operation of:-~~

~~(i) a superannuation fund or retirement benefits scheme under which he may benefit; or~~

~~(ii) an employee's share scheme under which he may benefit and which does not confer on any director any privilege or advantage not generally accorded to the employees to whom the scheme relates (but he will not vote on the grant of any option or allocation of any shares or any other matter concerning his individual participation)~~

~~and which has been approved by or is subject to and conditional upon approval by the board of Inland Revenue for taxation purposes.~~

~~(4) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned (if not debarred from voting under the proviso to paragraph (3)(e) of this Article) shall be entitled to vote (and be~~

~~counted in the quorum) in respect of each resolution except that concerning his own appointment.~~

(5) Where a company in which a director has a Relevant Interest is interested in a contract, the director will also be treated as being interested in that contract.

(6) Subject to these Articles, the directors can exercise or arrange for the exercise of the voting rights attached to any shares in another company held by the Company and the voting rights which they have as directors of that company in any way that they decide. This includes voting in favour of a resolution appointing any of them as directors or officers of that company and deciding their remuneration. Subject to these Articles, they can also vote and be counted in the quorum as directors of the Company in connection with any of these things.

(~~5)~~ ~~If any question shall arise at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall~~7) If a question comes up at a meeting of the directors about whether a director (other than the chairman of the meeting) has an interest in a contract and whether it is likely to give rise to a conflict of interest or whether he can vote or be counted in the quorum and the director does not agree to abstain from voting on the issue or not to be counted in the quorum, the question must be referred to the chairman of the meeting~~ and his~~. The chairman of the meeting's ruling ~~in relation to~~about any other director ~~shall be~~is final and conclusive ~~except in a case where~~unless the nature or extent of the ~~interests of the~~ director ~~concerned have~~'s interest (so far as it is known to him) has not been fairly disclosed to the directors. If ~~any such~~the question ~~arises in respect of~~comes up about the chairman of the meeting, ~~it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the director have~~the question shall be decided by a resolution of the directors. The chairman of the meeting cannot vote on the question but can be counted in the quorum. The directors' resolution about the chairman of the meeting is conclusive, unless the nature or extent of the chairman's interest (so far as it is known to him) has not been fairly disclosed to the directors.

111. General

(1) References in Articles 107 to 110 to

(a) a contract include references to an existing or proposed contract and to an existing or proposed transaction or arrangement whether or not it is a contract; and

(b) a conflict of interest include a conflict of interest and duty and a conflict of duties.

(~~6~~2) The Company ~~may~~can by ordinary resolution suspend or relax the provisions of ~~this Article~~Articles 107 to 110 to any extent or ratify any ~~transaction not duly authorised by reason of a contravention of~~contract which has not been properly authorised in accordance with th~~i~~ose Articles.

~~108. A director may be or become a director or other officer of any company promoted by the Company or in which the Company may be interested as vendor, member or otherwise, and no such director shall (unless otherwise agreed) be accountable for any benefits received as director or other officer of such company.~~

~~109. The board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner in all respects as it thinks fit (including the exercise thereof in favour of any resolution appointing its members or any of them directors of such company, or voting or providing for the payment of remuneration to the directors of such company).~~

GRATUITIES AND PENSIONS

11~~0~~2. The board may (by establishment of or maintenance of schemes or otherwise) provide benefits, whether by the payment of gratuities, pensions, annuities, allowances or by insurance, or otherwise, to or for the benefit of any past or present director or employee who has held any salaried office or place of profit with the Company or any of its subsidiaries or any company associated with, or any business acquired by, any of them, or to or for the benefit of persons who were related to or dependants of any such director or employee and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such pension, annuity, allowance, gratuity or other benefit and may make payments for or towards the insurance of any such person. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

11~~1~~3. Pursuant to section 719 of the Companies Act 1985, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary. Any such provision shall be made by a resolution of the board in accordance with the said section.

PROCEEDINGS OF DIRECTORS

11~~2~~4. Subject to the provisions of the Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at

the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective.

11~~3~~5. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. For the purpose of determining whether the quorum for the transaction of the business of the board exists:-

(a) in the case of a resolution agreed by directors in telephonic communications, all such directors shall be counted in the quorum; and

(b) in the case of a meeting of directors, in addition to the directors present at the meeting, any director in telephonic communication with such meeting shall be counted in the quorum.

11~~4~~6. Unless he is unwilling to do so, the director appointed as Chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

11~~5~~7. All acts done by a meeting of the board, or of a committee or of a sub-committee of the board, or by a person acting as a director or by an alternate director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of or continuance in office of any director or any alternate director or any person acting as aforesaid or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed or had duly continued in office and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

11~~6~~8. (1) A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a

meeting of the board or (as the case may be) a committee of the board duly convened and held and for this purpose -

(a) a resolution may consist of several documents to the same effect each signed by one or more directors;

(b) a resolution signed by an alternate director need not also be signed by his appointor; and

(c) a resolution signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

(2) Without prejudice to the first sentence of Article 11~~2~~4, a meeting of the board or of a committee or of a sub-committee of the board may consist of a conference between directors who are not all in one place, but of whom each is able (directly or by telephonic communication) to speak to each of the others, and to be heard by each of the others simultaneously. A director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, where the chairman of the meeting then is. The word "meeting" in the Articles shall be construed accordingly.

SECRETARY

11~~7~~9. (1) Subject to the provisions of the legislation, the secretary shall be appointed by the board for such term, at such remuneration and upon such conditions as it may think fit; and any secretary so appointed may be removed by the board.

(2) A provision of the legislation or these Articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

MINUTES

1~~18~~20. The board shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the board; and

(b) of the names of the Directors present at each meeting of the board and of any committee of the board; and

(c) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the board, and of committees of the board, including the names of the directors present at each such meeting.

Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

THE SEAL

1219. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by at least one director and the secretary or by at least two directors.

1202. All forms of certificates for shares, or debentures or representing any other form of security (other than letters of allotment or scrip certificates) shall except to the extent that the terms and conditions for the time being relating thereto otherwise provide be issued under the seal in the manner above provided; but the board may by resolution determine either generally or in any particular case that as regards any certificates for shares or debentures or representing any other form of security of the Company such signature or signatures shall be dispensed with or affixed by some mechanical means. Any certificate signed in accordance with the foregoing shall be held to have been validly signed and shall be presumed to be authentic whether or not any signature is attested by witnesses.

1213. The Company may exercise the powers conferred by section 39 of the Companies Act 1985 with regard to having an official seal for use abroad and such powers shall be vested in the Board.

DIVIDENDS

1224. Subject to the provisions of the legislation, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend or interim dividend shall exceed the amount recommended by the board.

1235. Subject to the provisions of the legislation, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any

preferential dividend is in arrear. The board may also pay any dividend payable at a fixed rate on any shares of the Company with preferential rights half-yearly or otherwise if it appears to the board that the profits available for distribution justify the payment. Provided the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

1246. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

1257. A general meeting declaring a dividend may, upon the recommendation of the board, direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and, where any difficulty arises in regard to the distribution, the board may settle the same as it thinks fit and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or disregard fractions altogether and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

1268. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

1279. (1) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

(2) The Board may pay the dividends or interest payable on shares in respect of which any person is by transmission entitled to be registered

as holder to such person upon production of such certificate and evidence as would be required if such person desired to be registered as a member in respect of such shares.

12830. Any dividend or other moneys payable in respect of a share may be paid by cheque or warrant sent by post to the address in the register of the holder or person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, to the address in the register of any one of those joint holders or to such person and to such address as the person or persons entitled may in writing direct. Where the person entitled is also an employee of the Company or any of its subsidiaries, the cheques may instead be sent through the Company's or, as the case may be, subsidiary's internal postal system. Every such cheque or warrant shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and shall be sent at the risk of the person entitled, and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other money may also be paid by any other method (including direct debit, bank transfer and dividend warrant) which the board considers appropriate.

12931. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

1302. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment by the board of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee thereof. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions. The entitlement conferred on the Company by this Article in respect of any member shall cease if such member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

1313. The Company may, upon the recommendation of the board -

(a) subject as hereinafter provided, resolve to capitalise any undistributed profits or retained earnings of the Company not required for paying the fixed dividends on any preference shares or other shares issued on special conditions (whether

or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including the Company's share premium account and capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum, and allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision (by the issue of fractional certificates or by payment in cash or otherwise) as it thinks fit for the case of shares, debentures or obligations becoming distributable in fractions;

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either -

    (i) the allotment to such members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled upon such capitalisation; or

    (ii) the payment up by the Company on behalf of such members (by the application thereto of their respective proportions of the profits resolved to be capitalised) of the amounts or any part of the amounts, remaining unpaid on their existing shares

and any agreement made under such authority shall be binding on all such members; and

(e) generally do all acts and things required to give effect to such resolution as aforesaid.

13~~2~~4. (1) No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company. A copy of every balance sheet and profit and loss account (including any documents required by law to be annexed thereto) which is to be laid before the Company in general meeting and of the directors' and auditors' reports shall, at least twenty-one days previously to the meeting, be supplied to every member and to every debenture holder of the Company of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the legislation or of the Articles or, in the case of joint holders of any share or debenture, to one of the joint holders, and copies shall be sent to The Stock Exchange in accordance with any obligations for the time being binding the Company.

13~~3~~5. (1) Auditors of the Company shall be appointed and their duties regulated in accordance with the legislation.

(2) The auditors' report to the members made pursuant to the statutory provisions as to audit shall be read before the Company in general meeting and shall be open to inspection by any member; and in accordance with the legislation every member shall be entitled to be furnished with a copy of the balance sheet (including every document required by law to be annexed thereto) and auditors' report.

METHODS OF SERVICE

13~~4~~6. Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the board need not be in writing.

13~~5~~7. The Company send or supply any notice, document, including a share certificate, or other information to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his address in the register or by leaving it at that address. Where appropriate, the Company may send or supply any notice, document, including a share certificate, or other information in electronic form to an address notified by the relevant member to the Company for that purpose or by making it available on a website and notifying the member of its availability. The Company may at any time and in its sole discretion choose to serve, send or supply notices, documents or other information in hard copy form alone to some or all members.

13~~6~~8. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register in respect of the joint holding and notice so given shall be deemed for all purposes

sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company. Where there are joint holders of a share, anything which needs to be agreed or specified in relation to any notice, document or other information to be sent or supplied to them can be agreed or specified by any one of the joint shareholders. The agreement or specification of the senior will be accepted to the exclusion of the agreement or specification of the other joint shareholder(s). For this purpose, seniority will be determined by the order in which the joint shareholders' names stand in the register in respect of the joint shareholding.

1379. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

13840. A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy or mental disorder of a member by sending or delivering it, in any manner authorised by the Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

13941. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been duly given to a person from whom he derives his title, provided that no person who becomes entitled to a share shall be bound by any Default Notice issued under Article 678 to a person from whom he derives his title.

1402. (1) Any notice, document or other information, if sent by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post and, in proving service, sending or supply, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document not sent by post but left at a registered address shall be deemed to have been served or delivered on the day it was so left.

(2) Any notice, document or other information sent by post to, or left at the address in the register of, any member in pursuance of these Articles shall, notwithstanding such member be then deceased or bankrupt,

and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as holder or joint holder thereof, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in such share.

(3) Any notice, document or other information served, sent or supplied by the Company using electronic means shall be deemed to have been received on the day on which it was sent notwithstanding that the Company subsequently sends a hard copy of such notice, document or other information by post. Any notice, document or other information made available on a website is treated as being received on the day on which the notice, document or other information was first made available on the website, or, if later, when a notice of availability is received or treated as being received by the member in accordance with these Articles. In proving that any notice, document or other information served, sent or supplied by electronic means was served, sent or supplied, it is sufficient to show that it was properly addressed.

14~~1~~3. (1) If at any time, in the opinion of the directors, the Company is unable effectively or satisfactorily to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

(2) Any notice given by advertisement shall be advertised on the same date in at least two daily newspapers having a national circulation and such notice shall be deemed to have been served at noon on the day when the advertisement appears.

DESTRUCTION OF DOCUMENTS

14~~2~~4. The Company shall be entitled to destroy all instruments of transfer of shares which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use and all

instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, Provided always that:-

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

UNTRACED SHAREHOLDERS

1435. (1) The Company shall be entitled to sell the shares of a member or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that -

(a) during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (b) below (or, if published on different dates, the first thereof) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by the Articles in respect of the shares in question have remained uncashed; and

(b) the Company shall as soon as practicable after expiry of the said period of twelve years have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares; and

(c) during the said period of twelve years and the period of three months following the publication of the said advertisements the Company shall have received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed on The Stock Exchange, notice shall have been given to the Quotations Department of The Stock Exchange of the Company's intention to make such sale prior to the publication of advertisements.

If during any twelve year period referred to in paragraph (a) above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Article have been satisfied in regard to the further shares, the Company may also sell the further shares.

(2) To give effect to any such sale, the board may authorise some person to sign an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer signed by that person shall be as effective as if it had been signed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

(3) The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the board from time to time thinks fit.

WINDING UP

1446. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

1457. Subject to the provisions of the legislation but without prejudice to any indemnity to which a director may otherwise be entitled:-

(i) the Company may indemnify any director of the Company or of any associated company against any liability and may purchase and maintain for any such director insurance against any liability;

(ii) without prejudice to the generality of (i) above, every director of the Company or of any associated company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court, from liability for negligence, default or breach of duty or trust in relation to the affairs of the Company;

(iii) no director of the Company or of any associated Company shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company; and

(iv) for the purposes of (ii) above, the "affairs of the Company" include the activities of the Company as trustee of any occupational pension scheme of the Company.

1468. These Articles shall be governed by, and construed in accordance with, English law.

CF0731430034889_3319.doc

Company No. 2336032

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

NEW ARTICLES OF ASSOCIATION

of

THE PARAGON GROUP OF COMPANIES PLC

[adopted pursuant to a Special Resolution of the Company passed on 20th March, 1989 and amended pursuant to two Special Resolutions of the Company passed on 13th February, 1995, a Special Resolution of the Company passed on 28th January, 1999, a Special Resolution of the Company passed on 9th February, 2006 and a Special Resolution of the Company passed on 27th February, 2008]

PRELIMINARY

1. The articles prescribed in or pursuant to the legislation do not apply as the articles of the Company but the following shall be the articles of association of the Company.

2. In these Articles, unless the context otherwise requires:

"Articles" means these articles of association as altered from time to time by special resolution;

"the auditors" means the auditors for the time being of the Company;

"the Bank of England base rate" means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998;

"the board" means the directors or any of them acting as the board of directors of the Company;

"director" means a director of the Company;

"dividend" means dividend or bonus;

"the holder" in relation to any shares means the member whose name is entered in the register as the holder of such shares;

"legislation" means every statute (and any orders, regulations or other subordinate legislation made under it) applying to the Company;

"member" means a member of the Company;

"the Memorandum" means the memorandum of association of the Company;

"the office" means the registered office of the Company;

"paid" means paid or credited as paid;

"the register" means the register of members of the Company;

"recognised clearing house" means a body declared by an order of the Secretary of State for Trade and Industry for the time being in force to be a recognised clearing house for the purposes of the Financial Services Act 1986;

"recognised investment exchange" means a body declared by an order of the Secretary of State for Trade and Industry for the time being in force to be a recognised investment exchange for the purposes of the Financial Services Act 1986;

"the seal" means the common seal of the Company and includes any official seal kept by the Company by virtue of sections 39 or 40 of the Companies Act 1985;

"the secretary" means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

"The Stock Exchange" means the London Stock Exchange Limited;

"the United Kingdom" means Great Britain and Northern Ireland;

references in these Articles to a document being "signed" or to "signature" include references to its being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified by the legislation;

references in these Articles to "writing" and to any form of "written" communication include references to any method of representing or reproducing words in a legible and non-transitory form whether sent or supplied in electronic form or otherwise;

words denoting the singular number only include the plural number also and vice versa, words denoting one gender only include the other genders and words denoting persons only include firms and corporations and vice versa;

(save where otherwise defined in these Articles or where the context otherwise requires) words or expressions contained in these Articles bear the same meaning as in the legislation but excluding any statutory modification thereof not in force at the date of adoption of the Articles;

references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force; and

references to amounts paid or credited as paid on shares in the Company shall, unless the context otherwise requires, include amounts paid or credited as paid by way of nominal value or of premium.

SHARE CAPITAL

3. The authorised share capital of the Company at the date of the adoption of this paragraph of this Article is £12,500,000 divided into 125,000,000 Ordinary Shares of 10 pence each ("Ordinary Shares")[1].

4. Subject to the provisions of the legislation and without prejudice to any rights previously conferred on the holders of any existing shares or class of shares, any share may be issued with such preferred, deferred or other special rights or such restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

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[1] Increased to £15,000,000 divided into 150,000,000 Ordinary Shares of 10 pence each pursuant to an ordinary resolution of the Company dated 31st March, 1998 and further increased to £17,500,000 divided into 175,000,000 Ordinary Shares of 10 pence each pursuant to an ordinary resolution of the Company dated 17th February, 2000. Consolidated into £17,500,000 divided into 17,500,000 Ordinary Shares of £1 each and then increased to £310,000,000 divided into 310,000,000 Ordinary Shares of £1 each pursuant to two ordinary resolutions of the Company dated 28th January 2008.

5. Subject to the provisions of the legislation and of any resolution of the Company in general meeting passed pursuant thereto, all unissued shares for the time being in the capital of the Company shall be at the disposal of the board, and the board may (subject as aforesaid) allot (with or without conferring a right of renunciation), issue, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as it thinks fit. This power shall not apply to redeemable shares, which shall be governed by the provisions of Article 6.

6. Subject to the provisions of the legislation, the Company may by special resolution create and sanction the issue of shares which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder. The special resolution sanctioning any such issue shall also make such alterations to these Articles as may be necessary to specify the terms on which and the manner in which any such shares shall be redeemed.

7. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the legislation. Subject to the provisions of the legislation, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise any interest in any share or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

VARIATION OF RIGHTS

9. Subject to the provisions of the legislation, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, or with the sanction of a special resolution passed at a separate general meeting of such holders (but not otherwise). All the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every such separate meeting, except that:-

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value

of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting; and

(b) any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll; and

(c) the holders of shares of the class shall, on a poll, have one vote in respect of every share of the class held by them respectively (subject to any rights or restrictions attached to any class of shares).

10. Unless otherwise provided by the rights attached to any shares, those rights shall be deemed to be varied by the reduction of the capital paid up on the shares and by the allotment of further shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares, but shall not otherwise be deemed to be varied by the creation or issue of further shares.

SHARE CERTIFICATES

11. Every person whose name is entered as a member in the register (except a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to receive one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or, with the consent of the board, several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the board may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate. Where a member has transferred a part of the shares comprised in his holding he shall be entitled to a certificate for the balance without charge.

12. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity

(with or without security) and payment of any exceptional expenses reasonably incurred by the Company in investigating the evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not and whether by way of nominal value or premium) payable at a fixed time or called in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including dividends) payable in respect of it.

14. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment of the sum presently payable and stating that if the notice is not complied with the shares may be sold.

15. To give effect to any such sale the board may authorise some person to sign an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the register as the holder of the shares comprised in any such instrument of transfer and shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

16. The net proceeds of the sale, after payment of the costs of the sale, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person whose shares were so sold.

CALLS ON SHARES

17. Subject to the terms of allotment, the board may from time to time make calls upon the members in respect of any moneys unpaid on

their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least twenty-eight clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked in whole or part as the board may determine and the time fixed for payment of a call may be postponed by the board. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

18. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

20. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed at the appropriate rate (as defined by the legislation) but the board may waive payment of such interest wholly or in part.

21. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall, for the purposes of the Articles, be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment, and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

22. The board may differentiate between the holders as to the amount of calls to be paid and the times of payment.

23. The board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and may pay upon all or any of the moneys so advanced (until the same would but for such advance become presently payable) interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) the appropriate rate (as defined in the legislation) as may be agreed upon between the board and such member. The shares in respect of which any amounts uncalled have been paid in advance shall be treated for all purposes as being partly paid only to the extent of any amounts called and paid on them until such time as the moneys so advanced become presently payable.

FORFEITURE AND SURRENDER

24. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than seven clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

25. If any such notice is not complied with any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture.

26. Subject to the provisions of the legislation, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the board may authorise some person to sign an instrument of transfer of the share to that person.

27. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to pay the Company all moneys which at the date of forfeiture were then payable by him to the Company in respect of those shares with interest thereon at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at such rate not exceeding not exceeding the Bank of England base rate by more than five per cent. per annum as the board shall think fit from the date of forfeiture until payment; but his liability shall cease if and when the Company shall have received payment in full of all moneys in respect of the shares.

28. The board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

29. A statutory declaration by a director or the secretary that he is such and a share has been duly forfeited or surrendered on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected after he has been registered as the holder thereof by any irregularity in or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

30. The instrument of transfer of a share may be in any usual form or in any other form which the board may approve and shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. No fee shall be payable to the Company for the registration of any instrument of transfer of a share.

31. The board may refuse to register the transfer of any shares which are not fully paid.

32. The board may also refuse to register any instrument of transfer of a share unless the instrument of transfer:

(a) is lodged, duly stamped, at the office or at such other place as the board may appoint accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

33. If the board refuses to register the transfer, it shall within two months after the date on which the instrument of transfer was lodged with the Company send to the transferee notice of the refusal.

34. The registration of transfers of shares or of transfers of any class of shares may be suspended and the register closed at such times and for such periods (not exceeding thirty days in any year) as the board may from time to time determine.

TRANSMISSION OF SHARES

35. If a member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his share; but nothing herein contained shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

36. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the board may properly require as to his title and subject as hereinafter provided, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give the Company notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall sign an instrument of transfer of the share to that person. All the provisions of the Articles relating to the transfer of shares shall apply to any such notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by that member.

37. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall, upon such evidence being produced as the board may properly require as to his entitlement and subject to the requirements of Article 128, be entitled to receive and may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of or to attend or vote at any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the Company or to any of the rights or privileges of a member. The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the board may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

STOCK

38. (1) The Company may by ordinary resolution convert any fully paid shares into stock, and re-convert any stock into fully paid shares of any denomination.

(2) The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit. The Board may from time to time fix the minimum amount of stock transferable but so that the minimum shall not exceed the nominal amount of the shares from which the stock arose.

(3) The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such rights, privileges or advantages (except participation in dividends and profits and in the assets on a winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages.

(4) All the provisions of these Articles applicable to fully paid shares shall apply to stock, and the word "share" shall be construed accordingly.

ALTERATION OF SHARE CAPITAL

39. The Company may by ordinary resolution -

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the legislation, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by

any person and diminish the amount of its share capital by the amount of the shares so cancelled.

40. Whenever as a result of a consolidation or division of shares any difficulty arises, the board may settle the matter in any manner it deems fit and in particular, may sell shares representing fractions to which any members would become entitled to any person (including, subject to the provisions of the legislation, the Company) and distribute the net proceeds of sale in due proportion among those members, and the board may authorise some person to sign an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

41. Subject to the provisions of the legislation, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

42. Subject to and in accordance with the provisions of the legislation and without prejudice to Article 4 and to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including redeemable shares) at any price (whether at par or above or below par), and so that any shares to be so purchased may be selected in any manner whatsoever. Every contract for the purchase of, or under which the Company may become entitled or obliged to purchase, shares in the Company shall be authorised by such resolution of the Company as may be required by the legislation and by a special resolution passed at a separate general meeting of the holders of any shares which at the date on which the contract is authorised by the Company in general meeting entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the Company.

GENERAL MEETINGS

43. (1) All general meetings other than annual general meetings shall be called extraordinary general meetings.

(2) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning or declaring dividends, the consideration of the accounts and balance sheet, the reports of the directors and auditors and any

other documents required to be annexed to the balance sheet, the appointment of directors in the place of those retiring and the appointment or re-appointment of, and the fixing of the remuneration of, the auditors, and the renewal, limitation, extension, variation or grant of any authority of or to the board, pursuant to the legislation, to allot securities.

44. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the legislation.

45. The board may call an extraordinary general meeting whenever and at such times and places as it shall determine and, on the requisition of members pursuant to the provisions of the legislation, shall forthwith proceed to convene an extraordinary general meeting in accordance with the requirements of the legislation and for a date not later than six weeks after receipt of the requisition (unless the requisitionists shall consent in writing to a later date being fixed). If at any time there are not within the United Kingdom sufficient directors capable of acting to form a quorum any director of the Company or any two members may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the board.

NOTICE OF GENERAL MEETINGS

46. Subject to the provisions of the Articles and to any restrictions imposed on any shares, notice of general meetings shall be given in the manner provided by these Articles to all the members, to each of the directors and to the auditors for the time being or, if more than one for the time being, each of them.

47. The directors may, for the purpose of controlling the level of attendance at any place specified for the holding of a general meeting, from time to time make such arrangements whether involving the issue of tickets (on a basis intended to afford to all members otherwise entitled to attend such meeting an equal opportunity of being admitted to the meeting) or the imposition of some random means of selection or otherwise as they shall in their absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in place therefor and the entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting stated to apply to that meeting. In the case of any general meeting to which such arrangements apply the directors shall, and in the case of any other general meeting the directors may, when specifying the place of the general meeting, direct that the meeting shall be held at a place

specified in the notice at which the chairman of the meeting shall preside ("the Principal Place") and make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see and hear and be seen and heard by persons attending at the Principal Place and at such other places. Such arrangement for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at such other places provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of the Articles any such meeting shall be treated as being held and taking place at the Principal Place.

48. The notice shall specify the day, hour and place of the meeting and, in the case of special business the general nature of such business. The notice shall, in the case of an annual general meeting, specify the meeting as such, and, in the case of a meeting to pass a special resolution, specify the intention to propose the resolution as a special resolution.

49. The accidental omission to give notice of a meeting or to supply any document or other information relating to the meeting to any person entitled to receive the same, or the non-receipt (even if the Company becomes aware of such non-receipt) of a notice of meeting, document or other information relating to the meeting, by any such person, shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

50. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by the Articles, two persons present in person or by proxy and entitled to vote upon the business to be transacted shall be a quorum.

51. If such a quorum is not present within fifteen minutes (or such longer time not exceeding thirty minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such day, time and place as the chairman of the meeting may determine. If at the adjourned meeting a quorum is not present within fifteen minutes

after the time appointed for holding the meeting, the members present in person or by proxy shall be a quorum.

52. The chairman, if any, of the board or in his absence some other director nominated by the board, shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

53. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

54. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for thirty days or more or for an indefinite period, notice of the adjourned meeting shall be given in like manner as in the case of the original but except where these Articles require it, it shall not otherwise be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

55. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) shall in any event be considered or voted upon.

56. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the legislation, a poll may be demanded by -

(a) the chairman of the meeting; or

(b) at least two members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right,

and a demand by a person as proxy for a member shall be the same as a demand by the member.

57. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

58. The demand for a poll may, before the poll is taken, be withdrawn at any time before the conclusion of the meeting at which it is demanded only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

59. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

60. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have as a member or as a representative or proxy of a member.

61. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the chairman directs not being more than twenty-eight days after the poll is demanded. Any

business other than that on which the poll was demanded may be proceeded with pending the completion of the poll. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

62. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

63. Subject to any rights or restrictions attached to any shares as to voting and to any other provision of these Articles, on a show of hands every member who is present in person at a general meeting of the Company shall have one vote and every proxy present who has been duly appointed by a member shall have one vote. On a poll, subject to any rights or restrictions attached to any shares as to voting and to any other provision of these Articles, every member who is present in person or by proxy shall have one vote for every share of which he is the holder . On a poll, a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in one way.

64. A member may appoint more than one proxy to attend on the same occasion and if he does he must specify the number of shares in relation to which each proxy is appointed and each proxy will only be entitled to exercise voting rights in relation to the number of shares for which he is appointed. If a member appoints more than one proxy, he must ensure that no proxy is appointed to exercise voting rights which any other proxy has been appointed by that member to exercise.

65. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

66. A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court or official, and any such receiver, curator bonis or other person may vote by proxy.

67. No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

68. (1) If at any time the board is satisfied that any member or other person appearing to be interested in shares in the capital of the Company has failed within twenty-eight days to comply with a notice duly given to that person by the Company pursuant to section 793 of the Companies Act 2006 (other than a person for the time being exempted by the Secretary of State from the operation of such section) or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may serve notice in writing on any member holding shares relating to which the board has determined or become aware that such default has occurred. Any such notice (hereinafter referred to as a "Default Notice") shall specify the nature of the default, the number of shares concerned and the steps to be taken to remedy such default. For the purpose of this Article a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 793 of the Companies Act 2006 which fails to establish the identities of those interested in the shares and if (after taking into account in particular, but without limitation, such notification and any other relevant section 793 notification under section 793) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

(2) The board may at any time give notice cancelling a Default Notice and shall give notice cancelling such Default Notice after the board has determined that the default referred to in paragraph (1) of this Article has been rectified.

(3) From seven days after the service of a Default Notice until such time as the board may either cancel the Default Notice or serve a further notice on the member concerned stating that the default has been remedied that member shall not, in respect of any shares specified in the Default Notice, be entitled to attend or vote at any general meeting of the Company or at any separate meeting of the holders of shares of any class, either personally or by proxy, or to be reckoned in a quorum or to exercise any right or privilege as a member in relation to general meetings or separate meetings of the holders of shares of any class in respect of any shares specified in the Default Notice. The board shall serve such a further notice as soon as reasonably practicable after the member concerned has remedied the default complained of in the Default Notice to the satisfaction of the board.

(4) The board shall cause the register to have noted against the member upon whom a Default Notice has been served details of such Default Notice and the number of shares specified therein and shall cause such note to be deleted upon cancellation of the Default Notice or service of any further notice under paragraph (2) or (3) of this Article.

(5) Any Default Notice and any other notice served by the board pursuant to this Article shall be conclusive against the member concerned and its validity shall not be questioned by any person.

(6) A Default Notice shall automatically cease to have effect in respect of any share which is transferred upon registration of the relevant transfer.

69. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

PROXIES

70. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney or, if the appointor is a corporation, either under its common seal or the hand of a duly authorised officer, attorney or other person authorised to sign it or, if the appointor is a corporation sole, under the hand of a duly authorised representative thereof, but the signature of such instrument need not be attested.

71. Instruments of proxy shall be in any usual form or in any other form which the board may approve and the board may, if it thinks fit, but subject to the provisions of the legislation, send out to all persons entitled to notice of and to attend and vote at any meeting forms of instrument of proxy for use at the meeting. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

72. The instrument appointing a proxy must:

(a) in the case of an appointment made in hard copy form, be received at the office (or such other place in the United Kingdom as may be specified by the Company for the receipt of appointments of proxy in hard copy form) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or

adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(b) in the case of an appointment made by electronic means, be received at the address specified by the Company for the receipt of appointments of proxy by electronic means not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which such an appointment is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at such address or at the office (or such other place in the United Kingdom as may be specified by the Company for the receipt of such documents) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

(c) in the case of a poll taken more than 48 hours after it was demanded, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll; and

(d) in the case of a poll taken following the conclusion of a meeting or adjourned meeting but 48 hours or less after it was demanded, be received as aforesaid before the end of the meeting at which it was demanded (or at such later time as the board may determine).

73. An instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid. No instrument of proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its signature. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which was delivered last (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was delivered last, none of them shall be treated as valid in respect of that share. When calculating

the periods mentioned in this Article the directors may decide not to take account of any part of a day that is not a working day.

74. A vote given or poll demanded in accordance with the terms of an instrument of proxy or by the representative of a corporation or corporation sole duly authorised by resolution of its directors or other governing body shall be valid notwithstanding the previous death or incapacity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy was signed provided that no intimation in writing of such death, incapacity or revocation shall have been received by the Company at the office or at such other place as is referred to in the preceding Article before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

75. Any corporation or corporation sole which is a member of the Company may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative or, as the case may be, representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor of the authority (in respect of that part of the grantor's holding to which his authorisation relates, in the case of an authorisation of more than one person) as the grantor could exercise if it were an individual member of the Company and the grantor shall for the purposes of the Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. In relation to any such meeting, a person authorised under section 3 of the Treasury Solicitor Act 1876 shall be treated for the purposes of this Article as if his authority had been granted by the Solicitor for the affairs of Her Majesty's Treasury; and in the Articles references to a duly authorised representative of a corporation sole include, in relation to the Solicitor for the affairs of Her Majesty's Treasury, references to a person authorised under that section.

NUMBER OF DIRECTORS

76. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum.

APPOINTMENT AND RETIREMENT OF DIRECTORS

77. At every annual general meeting the following directors shall retire from office:

(a) any director who has been appointed by the directors since the last annual general meeting, and

(b) any director who held office at the time of the two preceding annual general meetings and who did not retire at either of them, and

(c) any director who has been in office, other than as a director holding executive office, for a continuous period of nine years or more at the date of the meeting.

Any director who retires at an annual general meeting may offer himself for re-appointment by the members.

78. At the meeting at which a director retires, the Company may (subject to Article 79) fill the vacated office by appointing a person thereto, and in default the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is expressly resolved not to fill the vacancy or unless a resolution for the reappointment of the director is put to the meeting and lost. In the event of the vacancy not being filled at such meeting, it may be filled by the board as a casual vacancy.

79. No person other than a director retiring shall be appointed or reappointed a director at any general meeting unless -

(a) he is recommended by the board; or

(b) not less than seven nor more thirty clear days before the date appointed for the meeting, notice signed by a member qualified to vote at the meeting (not being the person to be proposed) has been left at the office addressed to the secretary of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed be required to be included in the Company's register of directors, together with notice signed by that person of his willingness to be appointed or reappointed.

80. Except as otherwise authorised by the legislation, the appointment of any person proposed as a director shall be effected by a separate resolution.

81. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director.

82. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director.

83. The continuing directors may act notwithstanding any vacancies in their number, but, if the number of directors is reduced below any minimum number fixed by or in accordance with these Articles, the continuing director or directors, as the case may be, may act for the purpose of filling up vacancies in their number or of calling a general meeting of the Company, but not for any other purpose.

84. (1) No person shall be disqualified from being appointed or reappointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the legislation of any resolution.

(2) A director shall not be required to hold any shares of the Company by way of qualification.

ALTERNATE DIRECTORS

85. Any director (other than an alternate director) may at any time appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

86. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend, vote and be counted for the purpose of a quorum at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor as a director in his absence.

87. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

88. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not in respect of his services as an alternate director be

entitled to receive any remuneration from the Company. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

89. An alternate director shall automatically cease to be an alternate director -

(a) if his appointor ceases to be a director; but, if a director retires but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment;

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director;

(c) if he resigns his office by notice in writing left at the office; and

(d) if his appointor shall terminate the appointment.

90. Any appointment or removal of an alternate director shall be by notice in writing to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 85) upon receipt of such notice at the office or by the secretary.

91. Save as otherwise provided in the Articles, an alternate director shall be deemed during his appointment, for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

92. Subject to the provisions of the legislation, the Memorandum and the Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by the Articles and a meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

DELEGATION OF POWERS OF THE BOARD

93. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be made subject to any conditions the board may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying. The board may co-opt onto any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors.

94. (1) The board may make such arrangements as it thinks fit for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may establish local or divisional boards and appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board (other than the power to borrow and make calls), with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

(2) The board may from time to time make and vary such regulations as it thinks fit respecting the keeping of dominion registers of members pursuant to the legislation.

95. The board may from time to time by power of attorney under the seal appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the board under these Articles) and for such period and subject to such conditions as it may think fit. Any such power of attorney may contain such provisions for the protection or

convenience of persons dealing with any such attorney as the board thinks fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

96. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment (other than the office of chief executive or joint chief executive or deputy or assistant chief executive director or managing director) shall not imply that the holder is a director of the Company, nor shall the holder thereby be empowered in any respect to act as, or be deemed to be a director of the Company for any of the purposes of the Articles.

BORROWING POWERS

97. The Directors may exercise all the powers of the Company to raise or borrow money without limit as to amount and upon such terms and in such manner as they think fit, and to grant any mortgage, charge or standard security over its undertaking, property and assets both present and future (including uncalled capital), or any part thereof, and subject (in the case of any security convertible into shares) to section 80 of the Companies Act 1985 to issue debentures, debenture stock, and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

98. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provisions of the legislation or the Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an

application for admission under the Mental Health (Scotland) Act 1960, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) (not being a Chairman or Managing Director holding office as such for a fixed term) he resigns his office by notice in writing to the Company; or

(e) he shall for more than six consecutive months have been absent without permission of the board from meetings of the board held during that period and his alternate director (if any) shall not during such period have attended in his stead and the board resolves that his office be vacated.

99. The Company may, in accordance with and subject to the provisions of the legislation, by ordinary resolution of which special notice has been given remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF DIRECTORS

100. (1) The directors shall be paid out of the funds of the Company by way of remuneration for their services, fees not to exceed in aggregate £250,000 per annum (to be divided between the directors in such proportions as they shall determine) or such higher aggregate amount as the Company may by ordinary resolution determine. A director holding office, for part only of a year shall be entitled to a proportionate part of a full year's remuneration.

(2) Any director who by request of the board performs extra or special services or goes abroad for any purposes of the Company shall be entitled to receive such sum for expenses and such remuneration as

the directors may think fit either in addition to or in substitution for any other remuneration he may be entitled to receive.

DIRECTORS' EXPENSES

101. The directors shall be entitled to be re-paid all such reasonable (including travelling, hotel, and other) expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or which they otherwise properly incur in connection with the discharge of their duties. The Company may also fund a director's expenditure on defending proceedings as provided in the legislation.

EXECUTIVE DIRECTORS

102. The board may from time to time appoint one or more of its body to the office of Chairman, Chief Executive, Managing Director, or to any other office (except that of auditor), employment or place of profit in the Company, for such period and on such terms (as to remuneration and otherwise) as it thinks fit and may revoke such appointment (but so that such revocation shall be without prejudice to any rights or claims which the person whose appointment is revoked may have against the Company by reason of such revocation). The board may permit any person appointed to be a director to continue in any other office or employment held by him before he was so appointed.

103. A director appointed to the office of Chairman, Chief Executive or Managing Director shall (subject to the provisions of any contract between himself and the Company) be subject to the same provisions as to retirement, resignation and removal as the other directors.

104. Any appointment of a director to the office of Chairman, Chief Executive, Managing Director or an executive officer shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cesser. A director appointed to an executive office shall not ipso facto cease to be a director if his appointment to such executive office terminates.

105. The emoluments of any Chairman, Chief Executive, Managing Director or director holding any other executive office for his services as such shall be determined by the board, and may be of any description, and (without limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees

or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

106. The board may entrust to and confer upon a Chairman, Chief Executive, Managing Director or director holding any other executive office any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and in the case of a Chief Executive or Managing Director, either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw or vary all or any of such powers.

DIRECTORS' INTERESTS

107. (1) No director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, or from being interested whether directly or indirectly in any contract or arrangement entered into by or on behalf of the Company. No such contract or arrangement in which any director shall be so interested shall be avoided, nor shall any director so contracting, or being so interested, be liable to account to the Company for any profit realised by him from such contract or arrangement by reason of such director holding that office or the fiduciary relationship thereby established. A director so interested in any contract or arrangement shall declare the nature of his interest in accordance with the provisions of the legislation.

(2) Save as herein provided, a director shall not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(3) A director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:-

(a) the giving of any security or indemnity to him in respect of money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed

responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any contract or arrangement in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(d) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(e) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(f) any proposal concerning the adoption, modification or operation of:-

(i) a superannuation fund or retirement benefits scheme under which he may benefit; or

(ii) an employee's share scheme under which he may benefit and which does not confer on any director any privilege or advantage not generally accorded to the employees to whom the scheme relates (but he will not vote on the grant of any option or allocation of any shares or any other matter concerning his individual participation)

and which has been approved by or is subject to and conditional upon approval by the board of Inland Revenue for taxation purposes.

(4) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in

such cases each of the directors concerned (if not debarred from voting under the proviso to paragraph (3)(e) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(5) If any question shall arise at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the director have not been fairly disclosed.

(6) The Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

108. A director may be or become a director or other officer of any company promoted by the Company or in which the Company may be interested as vendor, member or otherwise, and no such director shall (unless otherwise agreed) be accountable for any benefits received as director or other officer of such company.

109. The board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner in all respects as it thinks fit (including the exercise thereof in favour of any resolution appointing its members or any of them directors of such company, or voting or providing for the payment of remuneration to the directors of such company).

GRATUITIES AND PENSIONS

110. The board may (by establishment of or maintenance of schemes or otherwise) provide benefits, whether by the payment of gratuities, pensions, annuities, allowances or by insurance, or otherwise, to or for the benefit of any past or present director or employee who has held any salaried office or place of profit with the Company or any of its subsidiaries or any company associated with, or any business acquired by, any of them, or to or for the benefit of persons who were related to or dependants of any such director or employee and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such pension, annuity, allowance, gratuity or other benefit and

may make payments for or towards the insurance of any such person. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

111. Pursuant to section 719 of the Companies Act 1985, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary. Any such provision shall be made by a resolution of the board in accordance with the said section.

PROCEEDINGS OF DIRECTORS

112. Subject to the provisions of the Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective.

113. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. For the purpose of determining whether the quorum for the transaction of the business of the board exists:-

(a) in the case of a resolution agreed by directors in telephonic communications, all such directors shall be counted in the quorum; and

(b) in the case of a meeting of directors, in addition to the directors present at the meeting, any director in telephonic communication with such meeting shall be counted in the quorum.

114. Unless he is unwilling to do so, the director appointed as Chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither

the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

115. All acts done by a meeting of the board, or of a committee or of a sub-committee of the board, or by a person acting as a director or by an alternate director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of or continuance in office of any director or any alternate director or any person acting as aforesaid or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed or had duly continued in office and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

116. (1) A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held and for this purpose -

(a) a resolution may consist of several documents to the same effect each signed by one or more directors;

(b) a resolution signed by an alternate director need not also be signed by his appointor; and

(c) a resolution signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

(2) Without prejudice to the first sentence of Article 112, a meeting of the board or of a committee or of a sub-committee of the board may consist of a conference between directors who are not all in one place, but of whom each is able (directly or by telephonic communication) to speak to each of the others, and to be heard by each of the others simultaneously. A director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, where the chairman of the meeting then is. The word "meeting" in the Articles shall be construed accordingly.

SECRETARY

117. (1) Subject to the provisions of the legislation, the secretary shall be appointed by the board for such term, at such remuneration and upon such conditions as it may think fit; and any secretary so appointed may be removed by the board.

(2) A provision of the legislation or these Articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

MINUTES

118. The board shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the board; and

(b) of the names of the Directors present at each meeting of the board and of any committee of the board; and

(c) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the board, and of committees of the board, including the names of the directors present at each such meeting.

Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

THE SEAL

119. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by at least one director and the secretary or by at least two directors.

120. All forms of certificates for shares, or debentures or representing any other form of security (other than letters of allotment or scrip certificates) shall except to the extent that the terms and conditions for the time being relating thereto otherwise provide be issued under the seal in the manner above provided; but the board may by resolution determine either generally or in any particular case that as regards any certificates for shares or debentures or representing any other form of security of the Company

such signature or signatures shall be dispensed with or affixed by some mechanical means. Any certificate signed in accordance with the foregoing shall be held to have been validly signed and shall be presumed to be authentic whether or not any signature is attested by witnesses.

121. The Company may exercise the powers conferred by section 39 of the Companies Act 1985 with regard to having an official seal for use abroad and such powers shall be vested in the Board.

DIVIDENDS

122. Subject to the provisions of the legislation, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend or interim dividend shall exceed the amount recommended by the board.

123. Subject to the provisions of the legislation, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay any dividend payable at a fixed rate on any shares of the Company with preferential rights half-yearly or otherwise if it appears to the board that the profits available for distribution justify the payment. Provided the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

124. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

125. A general meeting declaring a dividend may, upon the recommendation of the board, direct that it shall be satisfied wholly

or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and, where any difficulty arises in regard to the distribution, the board may settle the same as it thinks fit and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or disregard fractions altogether and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

126. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

127. (1) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

(2) The Board may pay the dividends or interest payable on shares in respect of which any person is by transmission entitled to be registered as holder to such person upon production of such certificate and evidence as would be required if such person desired to be registered as a member in respect of such shares.

128. Any dividend or other moneys payable in respect of a share may be paid by cheque or warrant sent by post to the address in the register of the holder or person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, to the address in the register of any one of those joint holders or to such person and to such address as the person or persons entitled may in writing direct. Where the person entitled is also an employee of the Company or any of its subsidiaries, the cheques may instead be sent through the Company's or, as the case may be, subsidiary's internal postal system. Every such cheque or warrant shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and shall be sent at the risk of the person entitled, and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as

aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other money may also be paid by any other method (including direct debit, bank transfer and dividend warrant) which the board considers appropriate.

129. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

130. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment by the board of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee thereof. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions. The entitlement conferred on the Company by this Article in respect of any member shall cease if such member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

131. The Company may, upon the recommendation of the board -

(a) subject as hereinafter provided, resolve to capitalise any undistributed profits or retained earnings of the Company not required for paying the fixed dividends on any preference shares or other shares issued on special conditions (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including the Company's share premium account and capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum, and allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital

redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision (by the issue of fractional certificates or by payment in cash or otherwise) as it thinks fit for the case of shares, debentures or obligations becoming distributable in fractions;

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either -

(i) the allotment to such members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled upon such capitalisation; or

(ii) the payment up by the Company on behalf of such members (by the application thereto of their respective proportions of the profits resolved to be capitalised) of the amounts or any part of the amounts, remaining unpaid on their existing shares

and any agreement made under such authority shall be binding on all such members; and

(e) generally do all acts and things required to give effect to such resolution as aforesaid.

ACCOUNTS AND AUDIT

132. (1) No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company. A copy of every balance sheet and profit and loss account (including any documents required by law to be annexed thereto) which is to be laid before the Company in general meeting and of the directors' and auditors' reports shall, at least twenty-one days previously to the meeting, be supplied to every member and to every debenture holder of the Company of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the legislation or of the Articles or, in the case of joint holders of any share or debenture, to one of the joint holders, and copies shall be sent to The Stock Exchange in accordance with any obligations for the time being binding the Company.

133. (1) Auditors of the Company shall be appointed and their duties regulated in accordance with the legislation.

(2) The auditors' report to the members made pursuant to the statutory provisions as to audit shall be read before the Company in general meeting and shall be open to inspection by any member; and in accordance with the legislation every member shall be entitled to be furnished with a copy of the balance sheet (including every document required by law to be annexed thereto) and auditors' report.

METHODS OF SERVICE

134. Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the board need not be in writing.

135. The Company send or supply any notice, document, including a share certificate, or other information to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his address in the register or by leaving it at that address. Where appropriate, the Company may send or supply any notice, document, including a share certificate, or other information in electronic form to an address notified by the relevant member to the Company for that purpose or by making it available on a website and notifying the member of its availability. The Company may at any time and in its sole discretion choose to serve, send or supply notices, documents or other information in hard copy form alone to some or all members.

136. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register in respect of the joint holding and notice so given shall be deemed for all purposes sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company. Where there are joint holders of a share, anything which needs to be agreed or specified in relation to any notice, document or other information to be sent or supplied to them can be agreed or specified by any one of the joint shareholders. The agreement or specification of the senior will be accepted to the exclusion of the agreement or specification of the other joint shareholder(s). For this purpose, seniority will be determined by the order in which the joint shareholders' names stand in the register in respect of the joint shareholding.

137. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company

shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

138. A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy or mental disorder of a member by sending or delivering it, in any manner authorised by the Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

139. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been duly given to a person from whom he derives his title, provided that no person who becomes entitled to a share shall be bound by any Default Notice issued under Article 67 to a person from whom he derives his title.

140. (1) Any notice, document or other information, if sent by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post and, in proving service, sending or supply, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document not sent by post but left at a registered address shall be deemed to have been served or delivered on the day it was so left.

(2) Any notice, document or other information sent by post to, or left at the address in the register of, any member in pursuance of these Articles shall, notwithstanding such member be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as holder or joint holder thereof, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in such share.

(3) Any notice, document or other information served, sent or supplied by the Company using electronic means shall be deemed to have been received on the day on which it was sent notwithstanding that the Company subsequently sends a hard copy of such notice, document or other information by post. Any notice, document or other information made available on a website is treated as being received on the day on which the notice, document or other information was first made

available on the website, or, if later, when a notice of availability is received or treated as being received by the member in accordance with these Articles. In proving that any notice, document or other information served, sent or supplied by electronic means was served, sent or supplied, it is sufficient to show that it was properly addressed.

141. (1) If at any time, in the opinion of the directors, the Company is unable effectively or satisfactorily to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

(2) Any notice given by advertisement shall be advertised on the same date in at least two daily newspapers having a national circulation and such notice shall be deemed to have been served at noon on the day when the advertisement appears.

DESTRUCTION OF DOCUMENTS

142. The Company shall be entitled to destroy all instruments of transfer of shares which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document

in accordance with the recorded particulars thereof in the books or records of the Company, Provided always that:-

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

UNTRACED SHAREHOLDERS

143. (1) The Company shall be entitled to sell the shares of a member or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that -

(a) during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (b) below (or, if published on different dates, the first thereof) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by the Articles in respect of the shares in question have remained uncashed; and

(b) the Company shall as soon as practicable after expiry of the said period of twelve years have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares; and

(c) during the said period of twelve years and the period of three months following the publication of the said advertisements the Company shall have received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed on The Stock Exchange, notice shall have been given to the Quotations Department of The

Stock Exchange of the Company's intention to make such sale prior to the publication of advertisements.

If during any twelve year period referred to in paragraph (a) above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Article have been satisfied in regard to the further shares, the Company may also sell the further shares.

(2) To give effect to any such sale, the board may authorise some person to sign an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer signed by that person shall be as effective as if it had been signed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

(3) The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the board from time to time thinks fit.

WINDING UP

144. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

145. Subject to the provisions of the legislation but without prejudice to any indemnity to which a director may otherwise be entitled:-

(i) the Company may indemnify any director of the Company or of any associated company against any liability and may purchase and maintain for any such director insurance against any liability;

(ii) without prejudice to the generality of (i) above, every director of the Company or of any associated company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court, from liability for negligence, default or breach of duty or trust in relation to the affairs of the Company;

(iii) no director of the Company or of any associated Company shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company; and

(iv) for the purposes of (ii) above, the "affairs of the Company" include the activities of the Company as trustee of any occupational pension scheme of the Company.

146. These Articles shall be governed by, and construed in accordance with, English law.

END